TAHOE RESOURCES INC.
5190 Neil Rd. Suite 460
Reno, Nevada USA 89502

ANNUAL INFORMATION FORM

For the year ended December 31, 2012

Dated March 7, 2013

Annual Information Form for the Year Ended December 31, 2012

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Annual Information Form for the Year Ended December 31, 2012

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Annual Information Form for the Year Ended December 31, 2012

INTERPRETATION AND OTHER INFORMATION

DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings unless the context otherwise requires:

“Acquisition” means the acquisition by the Company of the Escobal Project Assets in accordance with the terms and conditions of the Transaction Agreement;

“Audit Committee” means the Audit Committee of the Board;

“Award” means an award of Deferred Shares or Restricted Shares under the Share Option and Share Incentive Plan;

“BCA” means the Business Corporations Act (British Columbia), as amended, including all regulations promulgated thereunder;

“Board” means the board of directors of the Company;

“Compensation Committee” means the Compensation Committee of the Board;

“Company” means Tahoe Resources Inc. together with, unless the context indicates otherwise, all of its subsidiaries.

“Deferred Shares” means Shares subject to Awards that will be issued upon the passage of time, continued employment of the recipient by the Company or upon such other terms and conditions as the Compensation Committee of the Company may determine in its discretion;

“Entre Mares” means Entre Mares de Guatemala, S.A., a corporation wholly-owned by the Vendors;

“ERHL” means Escobal Resources Holdings Limited, a company incorporated under the laws of Barbados which is owned by the Company;

“Escobal Project” means the mineral exploration project comprised of the Escobal Project Assets;

“Escobal Project Assets” means those assets exclusively used in or related to the Escobal Project, including, among other things, mining licenses and interests, surface rights, permits and real property, equipment and supplies, all pits, shafts, haulageways and other underground workings, and all buildings, plants and other structures, fixtures and improvements that exist in or on the real property, the technical data and correspondence in the possession of Entre Mares in respect of the real property and the mining licenses and interests including all drill core, samples, reports, drill logs and digital data files, whether or not located on the real property and certain agreements which pertain to the Escobal Project, as more particularly defined in the Transaction Agreement;

“Escobal Preliminary Economic Assessment” or “May 2012 Escobal PEA” means the independent technical report entitled “NI 43-101 Preliminary Economic Assessment – Escobal Guatemala Project” dated May 7, 2012 prepared under the guidance of Mr. Conrad Huss, P.E., of M3 Engineering & Technology Corporation (M3), together with Mr. Daniel Roth, P.E., of M3, Mr. Thomas L. Drielick, P.E., of M3 and Mr. Paul Tietz, C.P.G., of Mine Development Associates, an independent mining consulting firm, all Qualified Persons under NI 43-101.

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Annual Information Form for the Year Ended December 31, 2012

“Escobal Vein” means the zone of mineralization on the Oasis License that contains the Mineral Resources for the Escobal Project;

“GHBL” means Goldcorp Holdings (Barbados) Ltd., a Barbados company that is an indirect wholly-owned subsidiary of Goldcorp;

“GHL” means Guatemala Holdings Ltd., a Cayman Islands company that is an indirect wholly-owned subsidiary of Goldcorp;

“Goldcorp” means Goldcorp Inc., a Canadian public company and where the context requires, includes affiliates of Goldcorp Inc.;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“MARN” means the Ministry of Environment and Natural Resources of Guatemala;

“MEM” means the Ministry of Energy and Mines of Guatemala;

“M3” means M3 Engineering & Technology Corporation, an independent mining consulting firm;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“Oasis License” means the exploration license on which the Escobal Vein is located;

“Persons” includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

“Restricted Shares” means Shares subject to Awards that are issued but which will only be delivered to the holder of the Award upon the passage of time, continued employment of the holder by the Company or upon such other terms and conditions as the Compensation Committee of the Company may determine in its discretion;

“Minera San Rafael” means Minera San Rafael, S.A., a Guatemala corporation that is owned by ERHL and Tahoe Swiss AG, a Swiss corporation that is owned by the Company;

“SEC” means the Securities and Exchange Commission of the United States of America;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, accessible through the internet at www.sedar.com;

“Shares” means common shares without par value of the Company;

“Shareholders’ Agreement” means the amended and restated shareholders’ agreement dated as of October 12, 2010, entered into between the Company and Goldcorp pursuant to the terms of the Transaction Agreement;

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“Share Option and Incentive Share Plan” means the Company’s Share Option and Incentive Share Plan;

“Transaction Agreement” means the definitive purchase and sale agreement made as of May 3, 2010, as amended on October 12, 2010, among the Company and the Vendors relating to the acquisition by the Company of the Escobal Project Assets and including any amending agreement or instrument supplementary or auxiliary thereto;

“TSX” means the Toronto Stock Exchange; and

“Vendors” means GHBL and GHL.

GLOSSARY OF TECHNICAL TERMS

Ag:	Silver.

Au:	Gold.

Contained Ounces:	The ounces of metal in reserves obtained by multiplying tonnage by grade.

Cut off Grade:	The grade below which mineralized material will be considered waste rather than ore.

g/tonne or g/t:	Grams per metric tonne; 31.103 grams is equal to one troy ounce.

Development:	The preparation of a known commercially mineable deposit for mining.

Indicated Mineral Resource(1):

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource(1):

That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

IRR:	Internal Rate of Return.

km:	Kilometre.

km2:	Square Kilometre.

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GLOSSARY OF TECHNICAL TERMS

Measured Mineral Resource(1):

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mtpd	metric tonnes per day

Mineral Resource:

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Mineralized:	Mineral bearing; the metallic minerals may have been either a part of the original rock unit or injected at a later time.

NPV:	Net Present Value.

NSR or Net Smelter Returns:

Gross sales proceeds received from the sale of production obtained from a property, less the costs of insurance, smelting, refining (if applicable) and the cost of transportation of production from the mine or mill to the point of sale.

Ore:	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined and processed at a profit.

oz/t:	Troy ounces of metal per ton of material. One oz/t is equivalent to 31.103 grams per ton or 34.286 grams per tonne.

Pb:	Lead.

ppm:	Parts per million.

Probable Mineral Reserve(1):

The economically mineable part of an Indicated and in some circumstances a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

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GLOSSARY OF TECHNICAL TERMS

Proven Mineral Reserve(1):

The economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

QA/QC:	Quality Assurance/Quality Control.

Recovery Rate:	The percentage of metals or minerals which are recovered from ore during processing.

Reserves:	Combined Proven and Probable Mineral Reserves.

Silver Equivalent:

An amount of silver that is represented by the value of silver in a concentrate plus a determined recovered value from a smelter for the gold, lead and zinc in the concentrate; also described as Ag Equivalent. See “The Escobal Project – Mineral Resources”.

Zn:	Zinc.

(1)

The definitions of Proven and Probable Mineral Reserves, and Measured, Indicated and Inferred Mineral Resources are set forth in NI 43-101 of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. A reader in the United States should be aware that the definition standards enunciated in NI 43-101 differ significantly from those set forth in SEC Industry Guide 7, and resource information disclosed pursuant to NI 43-101 may not be comparable to similar information disclosed by U.S. companies. See “Disclosure Standards” for more information.

CURRENCY INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise noted. The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange.

	Two Months Ended	Year Ended December 31,
	Feb. 28, 2013 (Cdn$)	2012 (Cdn$)	2011 (Cdn$)	2010 (Cdn$)	2009 (Cdn$)
Low for the period	$0.9839	0.9710	$0.9449	$0.9946	$1.0292
High for the period	1.0285	1.0418	1.0604	1.0848	1.3000
Rate at the end of the period	1.0285	1.0051	0.9833	1.0054	0.9555
Average noon spot rate for the period	1.0003	0.9996	0.9891	1.0299	1.1420

On March 7, 2013, the Bank of Canada noon spot rate of exchange was $1.00 - Cdn$0.9707.

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FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of Unites States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Wherever possible, words such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information in this AIF may include, but is not limited to: statements relating to changes in Guatemalan mining laws and regulations, including the expected terms and timeline for finalization of the Escobal Royalty Agreement; information with respect to our future financial and operating performance and that of our subsidiaries, including our statement that our objective is to develop the Escobal project into a profitable silver mining operation; the estimation of Mineral Resources and our realization of mineral resource estimates; our statements relating to the assessment of mineralization such mineralization warranting further drilling of the property; our plan to pursue the exploration, permitting, engineering and development of the Escobal project and to expand its resource base; our mine development plan; costs, including projected operating costs, and timing of development of the Escobal project, including the resumption of work on and the completion of the power line, commencing mill commissioning in the second half of 2013, completion of paste plant construction in the second quarter of 2013, mill start up and full production and statements related to commencing commercial production by early 2014 and achieving production in excess of 3500 metric tons per day and in particular statements relating to project costs, economics, production and timing for the 4500 metric tons per day scenario and timing for the 5500 metric tons per day scenario; implementation of our comprehensive Environmental Impact Management Program for production when mine production and plant operations commence in the second half of 2013; our expectations with respect to reclamation obligations; the acquisition of additional mineral resource interests in the Americas; future exploration and development activities, and the costs and timing of those activities; timing and receipt of approvals, consents and permits under applicable legislation including the expected timeline for receiving the exploitation permit for the Escobal project and permits for other mining property concessions; results of future exploration and drilling; metals prices; and adequacy of financial resources.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; our ability to operate in a safe; efficient and effective manner; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

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Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal project and our limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, the risk that an exploitation license and environmental permits for development of the Escobal project cannot be obtained, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, geologic, hydrological, and geotechnical risks, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, legislative, judicial and litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments.

This forward-looking information is based on the reasonable beliefs, expectations and opinions of management on the date of this AIF. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated and Inferred Resources: There are no Mineral Reserves reported for the Escobal Project. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. This section uses the terms Measured and Indicated Mineral Resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Reserves. This section also uses the term Inferred Mineral Resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally minable.

DISCLOSURE STANDARDS

The disclosure in this AIF uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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There are no mineral reserves reported for the Escobal project. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Certain documents incorporated by reference herein use the terms “probable mineral reserve” and “proven mineral reserve”, as permitted under NI 43-101. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates calculated in accordance with Canadian standards may not qualify as “reserves” under SEC standards.

In addition, this AIF uses the terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred mineral resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in this AIF is economically or legally mineable.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

For the above reasons, information concerning descriptions of Mineralization and Mineral Resources contained in this AIF may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

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CORPORATE STRUCTURE

INCORPORATION AND OFFICES

We were incorporated under the BCA on November 10, 2009 under the name “CKM Resources Inc.” Our name was changed to “Tahoe Resources Inc.” on January 13, 2010. Our head office is located at 5190 Neil Road, Suite 460, Reno, Nevada, United States 89502. Our registered and records office is located at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.

We currently have four wholly-owned subsidiaries: Tahoe Resources USA Inc., a company incorporated under the laws of Nevada on February 2, 2010, Tahoe Swiss A.G., a company incorporated under the laws of Switzerland on May 20, 2010, Escobal Resources Holdings Limited, a company incorporated under the laws of Barbados on March 16, 2010, and Minera San Rafael, S.A., a company incorporated under the laws of Guatemala on April 5, 2010.

In this Annual Information Form, unless the context indicates otherwise, the term the “Company” refers to the Company together with all of its subsidiaries.

GENERAL DEVELOPMENT OF OUR BUSINESS

DEVELOPMENT OF OUR BUSINESS

We are an exploration and development stage company. Since our incorporation in November of 2009, we have completed an initial public offering of our Shares, listed our Shares on the TSX, acquired the Escobal Project Assets in Guatemala, completed an offering of our Shares under a short form prospectus filed in all provinces of Canada, commenced exploration and development activities of the Escobal Project, completed Escobal Preliminary Economic Assessment (“PEA”) Reports in November 2010 and May 2012, received approval of our Escobal Environmental Impact Statement from Guatemala’s Ministry of Environment, listed our shares on the New York Stock Exchange in May 2012 and spent $753.2 million on the Escobal Project as at December 31, 2012. This amount includes capital additions, project expenses and initial acquisition costs.

The initial public offering of 58,000,000 Shares at a price of Cdn$6.00 each for gross proceeds of Cdn$348 million was completed on June 8, 2010, the day of listing our Shares on the TSX. At that time, an additional 47,766,000 shares were paid to the vendor company as part of the acquisition cost for the Escobal Project. On June 17, 2010, we issued a further 5,800,000 Shares at a price of Cdn$6.00 per Share, pursuant to the exercise of the over-allotment option in connection with our initial public offering, for additional gross proceeds of Cdn$34.8 million.

We acquired the Escobal Project Assets on June 8, 2010 pursuant to the terms of the Transaction Agreement, which was negotiated at arm’s length. The Acquisition was completed contemporaneously with the closing of our initial public offering. The Escobal Project Assets were held by San Rafael, a Guatemala corporation, owned by GHL and ERHL. In turn, ERHL was owned by the Vendors. On June 8, 2010 and pursuant to the Acquisition, we acquired from the Vendors all of the issued and outstanding shares of ERHL and the shares of San Rafael held by GHL. Subsequent to the Acquisition, the Vendors transferred their Shares to Goldcorp and Goldcorp and the Company entered into the Shareholders’ Agreement.

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The sale of 24,959,692 Shares at a price of Cdn$14.10 each for gross proceeds of Cdn$351,931,657 was completed on December 23, 2010 through a short form prospectus filed in each of the provinces of Canada and by private placement outside of Canada.

The Company expects to finalize a banking credit line of approximately $50 million to be implemented in the first half of 2013. The proceeds are intended to provide additional working capital to fund the 4500 tpd expansion project which was approved in May 2012.

INTERCORPORATE RELATIONSHIPS

Our corporate structure is as follows:

THE TRANSACTION AGREEMENT AND SHAREHOLDERS’ AGREEMENT

The significant terms of the Transaction Agreement and the Shareholders’ Agreement entered into in connection with the Acquisition are:

  The purchase price (the “Purchase Price”) of approximately $500 million was satisfied by the payment of $224,570,000 in cash and the issuance to the Vendors of 47,766,000 Shares and the payment of a finder’s fee consisting of $2.2 million in cash and the issuance of 364,304 Shares.

  Goldcorp is entitled to have three nominees appointed to the Company’s Board. Goldcorp’s current nominees on the Company’s Board are A. Dan Rovig, Kenneth F. Williamson and John P. Bell (see “Directors and Executive Officers”), and so long as Goldcorp and its affiliates hold 20% or more of the issued Shares, Goldcorp will have the right to nominate three individuals as directors of the Company at each meeting of shareholders at which directors are to be elected. The number of individuals Goldcorp and its affiliates are entitled to nominate as directors is subject to adjustment for changes in the size of the Company’s Board.

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  The Company has a 20 kilometre area of interest for its benefit around the Escobal Project until June 8, 2013 and Goldcorp and its affiliates have an area of interest for their benefit varying from 20 to 50 kilometres around certain of their projects until June 8, 2013.

  As long as Goldcorp and its affiliates hold at least 20% of the issued Shares, Goldcorp and its affiliates have a right to maintain their percentage interest in the issued Shares by participating in the issuance of additional Shares for cash or cash equivalents. If Shares are issued on a non-cash transaction, Goldcorp may maintain its percentage interest in the issued Shares through the next issue of Shares for cash or cash equivalents to be undertaken by the Company.

  Until the first to occur of (i) Goldcorp and its affiliates cumulatively ceasing to beneficially own at least 20% of the issued Shares, (ii) June 8, 2015 or (iii) C. Kevin McArthur ceasing to be the Chief Executive Officer of the Company, Goldcorp is subject to standstill provisions in respect of the Company and its securities, subject to exceptions that relate to a change of control of the Company and, provided that the Company has allowed Goldcorp to nominate three persons to be directors of the Company (subject to adjustment in such number, as described above), Goldcorp will not vote its Shares at meetings of shareholders in favour of any nominee directors who are not nominated by the Board.

  So long as Goldcorp and its affiliates hold at least 20% of the issued Shares, the Company has a right to designate a purchaser for any Shares which Goldcorp wishes to sell, where such Shares to be sold represent 5% or more of the issued Shares.

DESCRIPTION OF OUR BUSINESS

OVERVIEW OF OUR BUSINESS AND STRATEGY

Our overall strategy is to position ourselves as a leading silver producer with quality assets in the Americas, significant silver resources, low silver production costs and a strong growth profile. To those ends, our principal objectives at this time are to develop the Escobal Project (see Figure 1) into a profitable silver mining operation, and to expand the Mineral Resource base of the Escobal Project through exploration and development of the Escobal Vein and other veins identified in the region. The Escobal Vein is one of numerous vein showings recognized in the district and the only vein system that has been systematically drilled. Besides expansion of the Escobal Vein, other drill-ready targets have been identified in the vicinity.

We will continue to identify, investigate and, where appropriate, acquire interests in mineral properties in the Americas through direct application to government authorities, joint venture activities or acquisition from existing holders. As part of this process, we will undertake early-stage exploration activities to ensure an orderly and steady development of exploration targets.

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Figure 1 – Escobal Project Location Map

THE SILVER INDUSTRY

Demand for silver is based on investment demand, industrial and decorative uses, photography, jewellery and silverware. Together, these categories represent more than 90% of annual silver consumption.

Silver has a number of unique properties including its strength, malleability and ductility, its electrical and thermal conductivity, its sensitivity to and high reflectance of light, and the ability to endure extreme temperature ranges. Silver’s unique properties restrict its substitution in most applications.

Silver prices will have a direct impact on our business. Declining prices can, for example, impact operations by requiring a re-assessment of the feasibility of a particular project. See “Description of Our Business – Risk Factors – Risks Relating to the Company’s Business – Metal Price Fluctuations”. A chart indicating silver prices since January 1, 1999, is set out below. As of March 7, 2013, the London Fix price of silver was US$29.01.

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Annual Information Form for the Year Ended December 31, 2012

PRODUCTS

The Company does not have a commercial mining operation. See “Description of Our Business -The Escobal Project” for a description of the estimated costs to place this project into commercial production.

SPECIALIZED SKILL AND KNOWLEDGE

Most aspects of our business require specialized skills and knowledge in the areas of geology, exploration and development, environmental issues and accounting. We have a number of employees with extensive experience in mining, geology, exploration and development in Guatemala, including C. Kevin McArthur, President and Chief Executive Officer, Ronald W. Clayton, Executive Vice President and Chief Operating Officer, Brian Brodsky, Vice President Exploration and Don Gray, Escobal Project General Manager.

Mr. McArthur is an experienced mining engineer with over 30 years of engineering, mine building and mine operations experience, including over 8 years in the role of President and Chief Executive Officer of Glamis Gold Ltd. (“Glamis”) and two years in the role of President and Chief Executive Officer of Goldcorp. Mr. Brodsky was Goldcorp’s Exploration Manager for Central America. Mr. Clayton was Senior Vice President, Operations, for Hecla Mining Company before joining the Company. He and Don Gray have many years of underground silver mining experience, including significant Latin American operating experience.

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EMPLOYEES

As at the date of this AIF, we have 22 employees at our office in Reno, Nevada and approximately 560 employees in Guatemala.

FOREIGN OPERATIONS

The Escobal Project is located in Guatemala, and as such is exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. See “Description of Our Business – Risk Factors – Risks Relating to the Company’s Business” –“Operations in Guatemala”, “– Obtaining and Renewing Licenses and Permits”, “– Title to Assets” and “– Governmental Regulation”.

COMPETITIVE CONDITIONS

We compete with other entities in the search for and acquisition of mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources, we may be unable to acquire attractive properties in the future on terms we consider acceptable. We also compete for financing with other resource companies, many of whom have more advanced properties. There is no assurance that additional capital or other types of financing will be available to us if needed or that, if available, the terms of such financing will be favourable to us. See “Description of Our Business – Risk Factors – Risks Relating to the Company’s Business” – “Competition for New Properties” and “– Financing Requirements”.

CYCLES

We intend to become a producer of silver. See “Description of Our Business – The Silver Industry” for details of the demand for silver and the market price for silver.

SOCIAL AND ENVIRONMENTAL ACTIVITIES

The Company is committed to conducting business honestly and ethically everywhere we operate. We aspire to deliver long term shareholder value through sustainable economic and social development in the communities where we work. We strive to minimize the environmental effects of our operations, to provide a safe and healthy workplace for all our employees and contractors and to promote sustainable businesses and social programs in the communities where we operate.

In addition, the Company is in the process of negotiating a voluntary royalty agreement with the Guatemalan government, expected to be similar in terms of the general voluntary royalty agreement, negotiated by the Mining Industry Association in January 2012. The Company’s individual agreement is expected to stipulate that 50% of the royalty shall be paid to the local communities and 50% to the federal government. For details regarding the royalty agreements, see “Doing Business in Guatemala—Mining”.

Environment

We recognize that all development comes with some impacts. We are dedicated to the highest standards of responsible environmental stewardship. We honour this commitment by meeting or exceeding local governmental regulations and operating our projects to North American Standards. See “Description of Our Business – Escobal Project – Environment” and “Reclamation”. We have review processes in place which are designed to prevent or minimize environmental incidents or impacts, to evaluate incidents and operating practices and to create action plans and operating procedures to prevent reoccurrence. The Board oversees the Company’s environmental management through the Health, Safety, Environment and Community Committee.

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Annual Information Form for the Year Ended December 31, 2012

In 2012, we continued to work with local communities to help them upgrade water systems and infrastructure programs. The Company also advanced its partnership with San Carlos University in Guatemala to conduct health and environmental baseline studies. We also worked with an independent party on a full community needs assessment to guide further programs in the general area of the Escobal Project.

Engagement and Communication

A key aspect of our sustainable development program is to inform and educate communities about the implications of our project and its potential impacts to the area. The team in Guatemala conducts workshops and seminars to facilitate this process. Additionally, the Company has remedial programs in place to systematically address complaints and grievances.

Our 2012 communication priorities included building enduring Company—Community relations; disseminating information about the Project to community members; and executing an effective grievance/suggestion procedure.

In 2012 the Community Relations team conducted 300 home visits. These were focused on Project education, evaluating the concerns and needs of local families, and providing educational, social and developmental opportunities. The data the Company collects from these visits informs the Company’s CSR focus and planning.

In addition to home visits, the Company hosted over 450 visitors to the Project. Tours were conducted during 2012 for the Minister of Finance, the Economic Minister, the Commissioner of Competitiveness, the Invest in Guatemala Director, Congressmen representing the Congressional Mining Committee, students from San Carlos University, former residents of San Rafael that currently live in the United States, and Canadian Embassy representatives.

The Company also held 11 community events and coordinated various meetings among MEM, other government officials and community leaders to hear their views, learn about community impacts and educate them about the Project.

The Company established the community “Comments and Suggestions” policy in keeping with the United Nations Human Rights Council and Special Representative John Ruggie’s Guiding Principles on Business and Human Rights. The policy has been effective in addressing community suggestions and redressing grievances.

Economic Growth and Development

During 2012, we focused on local stakeholder engagement and assessing the needs of the communities in the area of the Escobal Project through study and local consultation. The CSR team also held several planning sessions with the Municipality of San Rafael and the COCODE Presidents from El Copante, Sabana Redonda, Las Nueces, Los Vados, El Quequeque, San Rafalito, La Lunilla, Colonias Unidas, La Cuchilla, Medi Cuesta, and El Fucio to develop skills in community, financial and infrastructure planning.

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Annual Information Form for the Year Ended December 31, 2012

We have committed to a profit sharing program in respect of the Escobal Project in the form of a Net Smelter Return (“NSR”) royalty to be paid to a local association of land owners.

Throughout 2012 we provided education, training and employment opportunities to locals and other Guatemalans. We made home improvements for over 700 homeowners and schools including providing bio-gas stoves and granaries. The Company also underwrote or implemented programs promoting local soil conservancy, organic fertilizer, avocado nurseries, papaya cultivation, swine husbandry, forestry, tree planting, and silversmithery.

We provided the Small Farmers Association home garden training in the municipality. The program served over 300 residents and included training for income generation, food safety and hygiene.

We supported the MSR Employees Association (Asociación Solidarista) in preparing a coffee harvest and marketing plan. We worked with the Instituto Técnico de Capacitación y Productividad (INTECAP) to develop business plans for milk, milk products, apparel and other products for the Asociación Solidarista.

In coordination with Anacafe (National Coffee Association) and Comericalizadora Morales, we launched a treatment and prevention program serving over 100 small farmers to combat the “roya” coffee disease that has been reducing local harvests by 20% to 50%.

Regionally, we continued to collect baseline information pertaining to social, environmental, and economic issues. The data is being used to guide planning and strategy for our programs outside of the San Rafael municipality including:

  Joint literacy projects with the Regional Illiteracy Council
  Supporting the Casillas for the Famine Rehabilitation Center in cooperation with the San Rafael Women’s Affairs Council
  Leading infrastructure improvement projects at the Cuilapa regional hospital
  Providing educational support for the Ojo de Auga elementary school in Nueva Santa Rosa and the Barbarena High School
  Providing economic support to the Casillas Health Center

Capacity Building and Institutional Support

Our community relations group assisted the San Rafael Municipality with feasibility and engineering support and construction oversight for several community infrastructure projects:

  Bridge reconstruction--San Rafael
  Sewer reconstruction--San Rafael
  Bridge construction--Palo Negro community
  Middle School construction--Media Cuesta
  Road construction--El Chan Grande
  Evaluation of water treatment options--San Rafael
  Road maintenance—Casillas
  Bridge reconstruction—Las Canas

Planning sessions were conducted in preparation for the phase II health study for the area surrounding Escobal, a requirement of the exploitation Environmental Impact Study (“EIS”). The Phase II study is designed to promote the health and well-being of our neighbors and employees, provide early warning in the unlikely event that negative health effects result from mining operations, and provide documentary evidence that the mine will not cause negative health effects on surrounding residents. The planning phase to determine the scope of the study was completed in January. The study itself is expected to be conducted during the first half of 2013.

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Annual Information Form for the Year Ended December 31, 2012

We worked with Del Valle University, Kinal Technical School and the National Illiteracy Council (CONALFA) to develop and implement local education strategies. Our goal is to dramatically improve literacy in the north of the Department of Santa Rosa.

Through regular communication and partnerships with locals to implement community projects, we continue to demonstrate our commitment to environmental stewardship, employee safety and economic and social development in the communities near the project.

DOING BUSINESS IN GUATEMALA

MINING

The Escobal Project is located in Guatemala. The State of Guatemala owns all mineral deposits within Guatemala. The Energy and Mines Ministry (MEM) may grant reconnaissance, exploration and exploitation licenses to any entity, whether Guatemalan or foreign. Applications for licenses are typically granted on a first in time basis, with holders of reconnaissance licenses given priority for an exploration license (over portions of the area covered by the reconnaissance license) and holders of exploration licenses given priority for an exploitation license (over portions of the area covered by the exploration license), so long as applications are made before the expiration of the existing license. There is legislation currently before Congress that would amend the mining laws, but so far as we are aware, the amendments will not affect mineral tenure. Details with respect to each type of license are set out below.

License holders may use water, so long as such use does not affect the permanent exercise of water rights by others, and subject to the requirement that mining operations must not contaminate the environment. Licensees are also granted rights of way, including the right to build roads, with the proviso that surface owners be compensated.

Fees payable by licensees include surface rights fees, a granting fee for a mining right and an area fee for the licenses. Under the current mining law, a royalty of 1% is payable at the exploitation stage and shared equally between the State and the municipality where the project is situated. The royalty is determined by an affidavit of the volume of the marketed product from mining operations and will be based on the value of sale consigned in the national market or international exchange.

On January 26, 2012, the new administration and the Mining Industry Association agreed to general terms in a royalty agreement (“General Royalty Agreement”) that will result in the industry voluntarily paying higher royalties to the national and local governments. Following execution of the General Royalty Agreement, the Company and the federal government expect to sign an individual royalty agreement (“Escobal Royalty Agreement”) in the near future. The Escobal Royalty Agreement is expected to commit the Company to pay a NSR royalty on the payable metals in concentrates that we sell from the Escobal Project’s mine production, based on 5% of the NSR derived from payable gold, 4% of the NSR derived from payable silver and 3% of the NSR derived from payable base metals. The Escobal Royalty Agreement is also expected to stipulate that 50% of the royalty shall be paid to the local communities and 50% to the federal government. We also expect the royalty to revert to the current 1% NSR if silver prices fall below $16.00 per ounce. Any new royalty law enacted by Congress will supersede and replace the General Royalty Agreement and the anticipated Escobal Royalty Agreement.

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Annual Information Form for the Year Ended December 31, 2012

The MEM may suspend mining rights for, among other things, safety and environmental concerns or failure to pay royalties or to submit reports when due; may cancel mining for, among other things, failure to commence field work or operations in the prescribed time; and may extinguish mining rights upon expiration of the license term, depletion of the deposit or express renouncement of the holder.

From 2008-2011 then President Colom imposed a de facto, extralegal moratorium on the issuance of new mineral resource licenses. As a result of the moratorium, MEM issued very few new licenses during Colom’s tenure. In November 2011, Otto Perez Molina was elected as the new Guatemalan President. President Perez, who was inaugurated on January 14, 2012, has committed to upholding the mining law as written and does not support the prior administration’s moratorium on new mining licenses. Several new licenses were issued to mining Companies in Guatemala in 2012, including the Company’s San Juan Bosco exploration license.

During the second quarter of 2011, the Company submitted the full Escobal Project EIS to the Environment Ministry (MARN). An approved EIS is required to support the Company’s application for an exploitation permit for the Escobal Project. Following MARN’s review and a public comment period, MARN notified the Company that it had approved the full project EIS on October 21, 2011. The MEM Minister and President Perez have advised the Company that the exploitation permit for Escobal will be issued in 2013 prior to mill commissioning at Escobal. See “Risk Factors – Obtaining and Renewing Licenses and Permits” in this AIF.

Licenses and Permitting

Reconnaissance Licenses: A reconnaissance license is typically granted for a six month term, and may be extended on request for an additional six months, or on application for an exploration license, until the grant of the exploration license. This license can cover an area from 500 to 3,000 square kilometres and gives the holder the exclusive right to identify and locate possible areas for exploration within the license’s boundaries. A holder of a reconnaissance license is obligated to begin field projects within 30 days after grant of the license, to give immediate notice to the regulators of discovery of minerals other than those described in the license, to file reports within three months after the completion of each period of reconnaissance, and to compensate third parties, such as surface rights holders, for damages or other adverse impacts caused by operations. An environmental mitigation study must be filed with the MEM before undertaking reconnaissance activities. On application, a reconnaissance license may be converted to an exploration license.

Exploration Licenses: An exploration license is typically granted for a three-year term and may be extended on request for two additional two-year terms, or on application for an exploitation license, until the grant of the exploitation license. With each extension, the surface area must be reduced by 50%; however, in certain cases this 50% reduction requirement can be modified and reduced. An exploration license covers an area of up to 100 square kilometres (the area may be greater than 100 square kilometres if deemed necessary for the mining project as demonstrated by a technical-economic study; however, such a decision would be at the discretion of the MEM). An exploration license allows the holder the exclusive right to locate, study, analyze and evaluate the deposits that have been granted within the license’s boundaries. The licensee is obligated to begin field projects within 90 days after grant of the license, to give immediate notice to regulators of discovery of minerals different from those described in the license, to file reports within three months after the completion of the exploration year, and to compensate third parties for damages or other adverse impacts caused by operations. An environmental mitigation study must be filed with the MEM before undertaking exploration activities. In addition, an environmental assessment must be filed with the Guatemala Environment Ministry for approval prior to undertaking exploration activities.

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Annual Information Form for the Year Ended December 31, 2012

Exploitation Licenses: An exploitation license is typically granted for a 25-year term and may be extended, on request, for an additional 25-year term. An exploitation license legally is considered to be a real property title, of limited term, that may be recorded at the property registry and may be mortgaged for the exclusive purpose of obtaining financing for operations within the license of exploitation. Exploitation licenses cover an area not greater than 20 square kilometres (the area may be larger if deemed necessary for the mining project as demonstrated by a technical-economic study). An exploitation licensee has the exclusive right to develop the deposits that have been granted within the license’s boundaries. If minerals different from those authorized in the license are discovered, the licensee has the right to augment the license to include the new minerals.

To obtain an exploitation license, the applicant must prepare an environmental impact study for review and approval by MARN. Upon grant of an environmental approval, the applicant must also arrange for the issuance of a bond for environmental protection. Once an exploitation license is granted, the licensee must begin operations within 12 months after grant of the license, present a copy of the Commercial Patent (also referred to as a business license) within six months after grant of the license, file reports within three months after the end of each calendar year, and compensate third parties for potential damages and adverse impacts caused by operations.

Permitting: Other permits required in connection with exploitation activities include a municipal construction license, a forestry license, export credentials, a communications license, explosives storage, use and transportation licenses, a substation and electric transmission permit and a license for the import and use of raw materials and chemicals. The licensee must also settle the mine’s closure plan and reclamation bond with the MEM, and may be required to obtain surface rights for access, either by lease or purchase.

FOREIGN INVESTMENT

Applicable Guatemalan law guarantees equal treatment and enjoyment of constitutional rights to foreign and local investors in certain areas including, but not limited to, private property, expropriation and importing. Foreign investors are permitted to participate in any legal economic activity, including provision of capital to companies incorporated in Guatemala and repatriation of capital out of Guatemala.

TAXATION

Income tax must be paid on income generated in Guatemala and may be paid either under the general regime or the optional regime. In 2012, the optional regime rate was 31% of net income (total income less exempt income less deductible costs and expenses) paid quarterly and on an annual basis. The optional regime rate was 5% of taxable income (total income less exempt income) paid monthly.

After tax legislation was passed in early 2012, the general regime was changed to a rate of 31% of net income (total income less exempt income less deductible costs and expenses) paid quarterly and on an annual basis. The new regime went into effect January 1, 2013. The rate will be 28% in 2014 and 25% in 2015 and thereafter. The optional regime rate is 6% of taxable income (total income less exempt income) paid monthly. The tax rate of the optional regime starting in 2015 is 7%. Corporations must adopt one of the two regimes and commit to a regime each December. Failure to make income tax payments results in a penalty of 100% of the unpaid tax, plus interest.

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Annual Information Form for the Year Ended December 31, 2012

In 2012, a withholding tax of between 10% and 31% applied to payments made by a Guatemalan entity to an overseas entity or person. As at January 1, 2013, the withholding tax rate will range from 5% to 25%.

In 2012, dividend payments were tax exempt. Starting January 1, 2013, dividend payments will have a tax rate of 5%. All dividend payments are subject to tax, notwithstanding the shareholder’s nationality. A 3% stamp tax is payable on dividends, civil and mercantile contracts and cash payments unless the Company’s operations are subject to the payment of a Value Added Tax of 12% (which is applicable to sales of goods and services, as well as imports and land). The holder of an export license may import, free from tariff and import duties, machinery, equipment, parts, accessories, materials and explosives that will be used in the production of the items to be exported.

Effective January 1, 2009, corporations and enterprises domiciled in Guatemala must pay the Impuesto de Solidaridad, Decree 73-2008, (“ISO”) quarterly. The annual ISO amount is calculated at the rate of 1% of the greater of (i) the amount resulting after subtracting from total assets, the fiscal credits (resolved through resolution), reserve for doubtful accounts, accumulated depreciation and amortization for the last fiscal year, and (ii) gross income for the last fiscal year. The ISO may be taken as a credit against the income tax to be paid by the corporation. Taxpayers operating under the optional regime are ISO exempt.

In addition to the above taxes, (a) all interest paid by financial institutions on accounts is subject to a 10% tax that is withheld by the financial institution when interest payments are made, (b) a 0.03% to 0.09% tax is payable on a quarterly basis on real estate, and (c) social security contributions of 12.67% by the employer and 4.83% by the employee, must be paid every month.

ENVIRONMENTAL

Guatemala has environmental legislation that forbids bringing into the country contaminating products and materials that are banned in their country of origin, as well as various substances, residues, radioactive materials and waste that can infect, contaminate or degrade the environment.

An environmental mitigation study must be filed with MEM before undertaking reconnaissance or exploration activities. In addition, an environmental assessment must be filed with MARN for approval prior to undertaking exploration activities.

To obtain an exploitation license, the applicant must prepare an environmental impact study for review and approval by MARN. Upon grant of an environmental license the applicant must also arrange for the issuance of a bond for environmental protection and obtain an environmental license. Once an exploitation license is granted, the licensee must begin operations leading to the exploitation of the deposit within 12 months after grant of the license, present a copy of the Commercial Patent within six months after grant of the license, file reports within three months after the end of each calendar year, and compensate third parties for potential damages and adverse impact caused by operations.

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Annual Information Form for the Year Ended December 31, 2012

COMMUNITIES AND NON-GOVERNMENTAL ORGANIZATIONS

In recent years, communities of both indigenous people and others, and non-governmental organizations (“NGOs”) in Guatemala have become more vocal and negative with respect to mining activities at or near their communities. These communities and NGOs have taken such actions as road closures, work stoppages and initiating law suits for damages. In addition, they have petitioned human rights organizations, including the Inter American Commission on Human Rights (“IACHR”), alleging human rights violations associated with mining operations, and the Canadian National Contact Point, alleging violations of the Organisation for Economic Cooperation and Development Guidelines for Multinational Enterprises, for support for their anti-mining activities.

The Company is not aware of any significant indigenous population residing in the area of the Escobal Project. According to Guatemala’s National Institute of Statistics (Census 2002) San Rafael Las Flores’ population is 99.6% “Ladino”, i.e., of Hispanic origin and non-indigenous.

In 2012 and early in 2013 there were a number of NGO-led protests opposing the development of the Escobal mine. Participation by local community members in protests was limited.

In addition to protests, there were also a number of crimes perpetrated against Project employees and contractors in 2012. These included the detention of employees and contractors attempting to install a power line on September 17, 2012. This culminated in criminal violence at the mine site on the following day resulting in the destruction of vehicles, temporary facilities and other private property. On January 12, 2013, two contract security guards were killed and when project security personnel were ambushed just after midnight by armed criminals planning to damage to the Project. This was one of three attacks on Guatemalan resource companies in the same week.

Neither the legal protests nor the criminal acts have had a material adverse effect on our operations at the Escobal Project or on our financial position, cash flow and results of operations.

RISK FACTORS

Our operations are subject to the normal risks associated with mineral exploration and development. Our future development of the Escobal Project and the acquisition of additional mineral interests will be subject to numerous factors beyond our control. Certain of these risk factors are discussed below.

RISKS RELATING TO OUR BUSINESS

Dependence on the Escobal Project

We are an exploration and development stage company and as such do not anticipate receiving revenue from our mineral properties until the second half of 2013. We are primarily focused on the exploration and development of the Escobal Project. The Escobal Project does not have identified Proven and Probable Mineral Reserves. The costs, timing and complexities of upgrading the Mineral Resources at the Escobal Project to Proven and Probable Mineral Reserves may be greater than we anticipate. As a result, unless we acquire additional property interests, any adverse development affecting the Escobal Project could have a material adverse effect upon the Company and would materially and adversely affect the potential production of Mineral Resources, profitability, financial performance and results of operations of the Company.

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Annual Information Form for the Year Ended December 31, 2012

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that our mineral exploration and development programs at the Escobal Project will result in the definition of bodies of commercial mineralization. There is also no assurance that even if commercial quantities of mineralization are discovered, the Escobal Project will be brought into commercial production. The discovery of bodies of commercial mineralization is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond our control. As a result, there can be no assurance that our exploration and development programs at the Escobal Project will define bodies of commercial mineralization or that the Escobal Project will ultimately become a producing mine. Failure to do so will have a material adverse impact on our operations and potential future profitability.

Operations in Guatemala

The Escobal Project is located in Guatemala. Guatemala has a history of political unrest. Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis in Guatemala occurred in 1983 and constitutional government was not restored until 1985. Renewed political unrest or a political crisis in Guatemala could adversely affect our business and results of operations.

Guatemala suffers from social problems, such as a high crime rate and uncertain land tenure for many indigenous people, which could adversely affect the Escobal Project. Such adverse effects could result from the efforts of third parties to manipulate local populations into encroaching on the Escobal Project land, challenging the boundaries of such land, impeding Escobal Project activities through roadblocks or other public protests or attacks against Escobal Project assets or personnel.

In November 2011, Otto Perez Molina was elected to serve as the new Guatemalan President. President Perez, who was inaugurated on January 14, 2012, has taken a public stance that his administration supports sound mining development in Guatemala. MEM submitted legislation in October that would permit the state to acquire up to a 40% interest in natural resource projects in Guatemala. After introducing the legislation, MEM officials stated that the proposed amendment does not cover existing projects such as Escobal. However, it is unclear how this may affect the Company’s regional exploration program.

Our business may be exposed to a number of risks and uncertainties, including terrorism and hostage taking, military repression, extortion, expropriation or nationalization without adequate compensation, labour unrest, high rates of inflation, changes to royalty and tax regimes, extreme fluctuations in currency exchange rates, volatile local, political and economic developments, difficulty with understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, surface rights, mines and mining operations, and difficulty obtaining key equipment and components for equipment.

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Annual Information Form for the Year Ended December 31, 2012

Obtaining and Renewing Licenses and Permits

In the ordinary course of business, we will be required to obtain and renew governmental licenses or permits for the operation and expansion of the Escobal Project or for the development, construction and commencement of mining at the Escobal Project. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving numerous jurisdictions and often involving public comment periods and costly undertakings on our part. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the licensing authority. We may not be able (and no assurances can be given with respect to our ability) to obtain or renew licenses or permits that are necessary to our operations, including, without limitation, obtaining the exploitation license for the Escobal Project or any renewal thereof, or the cost to obtain or renew licenses or permits may exceed what we believe we can recover from the Escobal Project if it is put into production. In particular, the Company currently awaits final approval from MEM for the Escobal Exploitation license. The Company requires the exploitation license in order to commence mill commissioning at the Escobal Project in the latter half of 2013. Any unexpected refusals of required licenses or permits or delays or costs associated with the licensing or permitting process could prevent or delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

The Escobal Project exploitation license is required for the Company to operate the mill and to produce concentrates from the mine. All other permits required for continued exploration, construction and operations are in place. However, as the Escobal Project is the Company’s sole project, if the exploitation permit for Escobal is not received in time for mill commissioning, the Company will be unable to generate revenue. As a result and under such circumstances, if the exploitation permit is not received within a reasonable period of time thereafter, the Company expects this would adversely impact its business, results of operations, financial performance and may result in reduction of workforce at the project. There can be no assurance as to when or if the necessary exploitation permit will be granted.

Construction and Start-up of New Mines

If we are successful in defining bodies of commercial mineralization on the Escobal Project, the success of any construction project and the start-up of a mine at the Escobal Project will be subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and licenses (including environmental permits) in connection with the construction of mining facilities and the conduct of mining operations within the regulatory framework and business environment of Guatemala. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which we will depend in connection with our construction activities, a delay in or failure to receive the required governmental approvals and licenses in a timely manner or on reasonable terms, or an operational delay or failure could delay or prevent the construction and start-up of a mine at the Escobal Project. Even if we are successful in defining bodies of commercial mineralization on the Escobal Project and in receiving required governmental approvals and licenses (including permits) for a mine at the Escobal Project, there is no assurance that we will be able to complete construction and start-up activities; that necessary personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction of a mine; and that the construction costs, the start-up costs and the ongoing operating costs associated with the development of a mine at the Escobal Project will not be significantly higher than predicted. Any of the foregoing factors could adversely impact our operations and financial condition.

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Annual Information Form for the Year Ended December 31, 2012

Operating History

We have a very limited history of operations and are considered a start-up company. As such, we are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of our early stage of operations.

Negative Operating Cash Flow

We currently have a negative operating cash flow and may continue to have that for the foreseeable future. Our failure to achieve profitability and positive operating cash flows could have a material adverse effect on our financial condition and results of operations.

Metal Price Fluctuations

If the Escobal Project is developed to production, the majority of our revenue will be derived from the sale of silver and, to a lesser degree, lead, zinc and gold. Therefore, fluctuations in the prices of these commodities represent one of the most significant factors that we expect will affect our future operations and potential profitability. The price of silver and other metals are affected by numerous factors beyond our control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes, international economic and political conditions, interest rates, currency values and inflation. Declining market prices for these metals could materially adversely affect our future operations and profitability.

Financing Requirements

Although the Escobal Project is currently fully financed, based on our current projections, any change in these projections or any new development activities, whether at the Escobal Project or elsewhere, may require substantial additional capital. When such additional capital is required, we will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to us and might involve substantial dilution to existing shareholders. We may not be successful in locating suitable financing transactions in the time period required or at all, may not obtain the capital required by other means. A failure to raise capital when needed would have a material adverse effect on our business, financial condition and results of operations. Any future issuance of Shares to raise required capital will likely be dilutive to shareholders. In addition, debt and other mezzanine financing may involve a pledge of assets and may be senior to interests of equity holders. We may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the silver industry in particular), our status as a new enterprise with a limited history, the location of the Escobal Project in Guatemala and the price of silver, gold, lead and zinc on the commodities markets (which will impact the amount of asset-based financing available) and/or the loss of key management personnel. Further, if the price of silver and other metals on the commodities markets decreases, then potential revenues from the Escobal Project will likely decrease and such decreased revenues may increase the requirements for capital. Failure to obtain sufficient financing will result in a delay or indefinite postponement of development or production at the Escobal Project.

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Annual Information Form for the Year Ended December 31, 2012

Title to Assets

The validity of the licenses related to the Escobal Project can be uncertain and may be contested. There is no assurance that applicable governmental bodies will not revoke or significantly alter the conditions of applicable licenses that are included in the Escobal Project. Guatemala has a growing body of mining laws and changes in such laws could materially and adversely impact our rights to exploration and exploitation licenses necessary for the Escobal Project. See “Description of Our Business – Doing Business in Guatemala” and “ – Risk Factors –Risks Relating to Our Business – Operations in Guatemala”.

There is no guarantee that title to the Escobal Project will not be challenged or impugned. Our properties may be subject to prior unregistered liens, agreements or transfers, indigenous land claims or undetected title defects.

In Guatemala, legal rights applicable to exploration and exploitation licenses are different and separate from legal rights applicable to surface lands. Accordingly, title holders of licenses must reach agreement with surface land owners on adequate remuneration to compensate for mining activities on their land. Not all surface rights are registered interests such that there may be doubt concerning the ownership of surface rights and the validity of agreements related to surface rights.

Governmental Regulation

Our operations, exploration and development activities are subject to the laws and regulations of Guatemala governing various matters including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development, production, and post-closure reclamation of mines, imports and exports, price controls, taxation, mining royalties, labour standards and occupational health and safety, including mine safety and historic and cultural preservation.

The costs associated with legal compliance are substantial. In addition, possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been, or may be, implemented or threatened) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of our operations and planned operations and delays in the development of the Escobal Project. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our operations, or possibly even those actions of parties from whom we acquired our mines or properties. Such legal actions could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations that will be imposed on us. We have competent and well-trained individuals and consultants to assist us with compliance with such laws and regulations, however, even with the application of considerable skill we may inadvertently fail to comply with certain laws. Failure to comply with laws and regulations could lead to financial restatements, fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners with carried or other interests and other material negative impacts on us.

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Annual Information Form for the Year Ended December 31, 2012

Operating Hazards, Risks and Insurance

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include environmental hazards, industrial accidents, explosions and third-party accidents, the encountering of unusual or unexpected geological formations, ground falls and cave-ins, mechanical failure, unforeseen metallurgical difficulties, power interruptions, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in environmental damage and liabilities, work stoppages, delayed production and resultant losses, increased production costs, damage to, or destruction of, mineral properties or production facilities and resultant losses, personal injury or death and resultant losses, asset write downs, monetary losses, claims for compensation of loss of life and/or damages by third parties in connection with accidents (for loss of life and/or damages and related pain and suffering) that occur on company property, and punitive awards in connection with those claims and other liabilities.

It is not always possible to fully insure against such risks, and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of our securities. Liabilities that we incur may exceed the policy limits of insurance coverage or may not be covered by insurance, in which event we could incur significant costs that could adversely impact our business, operations, potential profitability or value. Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage our interests, even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to us. These could include loss or forfeiture of mineral interests or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort we might undertake and legal claims for errors or mistakes by our personnel.

Environmental Hazards

All phases of our operations with respect to the Escobal Project are, and will continue to be, subject to environmental regulation in Guatemala. Environmental legislation in Guatemala involves strict standards and may entail increased scrutiny, fines and penalties for non-compliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact our operations and future potential profitability. In addition, environmental hazards may exist on the Escobal Project which are currently unknown. We may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial clean-up action or to pay for governmental remedial clean-up actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or by natural conditions. The costs of such clean-up actions may have a material adverse impact on our operations and future potential profitability.

Reclamation Obligations

Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. We are, and will continue to be subject to such requirements for our activities on the Escobal Project. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and could have a material adverse impact on our financial resources.

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Annual Information Form for the Year Ended December 31, 2012

Mineral Reserve and Resource Calculations are Only Estimates

Any figures presented by us for Mineral Resources in this Annual Information Form or any figures for Mineral Reserves that may be presented by us in the future are and will only be estimates. There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources. Until Mineral Reserves or Mineral Resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. The estimating of Mineral Reserves and Mineral Resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While we believe that the resource estimates included in this AIF for the Escobal Project are well established and reflect management’s best estimates, by their nature resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate.

Estimated Mineral Reserves or Mineral Resources may have to be recalculated based on changes in mineral prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence reserve or resource estimates. The extent to which resources may ultimately be reclassified as Proven or Probable Mineral Reserves depends upon the demonstration of their profitable recovery. Any Proven and Probable Mineral Reserves which are estimated in the future ultimately may not be profitable due to market price fluctuations, increased production costs, reduced recovery rates, or other factors.

A reduction in any reserves that may be estimated by us in the future could have an adverse impact on our future cash flows, earnings, results of operations and financial condition. No assurances can be given that any resource estimates for the Escobal Project will ultimately be reclassified as Proven or Probable Mineral Reserves.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Escobal Project. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Escobal Project will be commenced or completed on a timely basis, if at all; that the resulting operations will achieve the anticipated production volume; or that the anticipated construction costs and ongoing operating costs associated with the exploration and/or development of the Escobal Project will not be higher than anticipated. In addition, inadequate infrastructure may result in lower than anticipated production volume or higher construction or operating costs. Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations and profitability.

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Annual Information Form for the Year Ended December 31, 2012

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to our success. We are dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing our interests. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As our business activity grows, we will require additional key financial, administrative, geologic and mining personnel as well as additional operations staff. There is no assurance that we will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If we are not successful in attracting, training and retaining qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

Adverse General Economic Conditions

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Specifically, the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity, the volatility of silver and gold prices would impact our revenues, profits, losses and cash flow, continued recessionary pressures could adversely impact demand for our production, volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs and the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities. These factors could have a material adverse effect on our financial condition and results of operations.

Competition for New Properties

An element of our business strategy is to make selected acquisitions. We expect to continue to evaluate acquisition opportunities on a regular basis and intend to pursue those opportunities that we believe are in our long-term best interests. There is a limited supply of desirable mineral lands available in areas where we would consider conducting exploration or development activities. Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable. In addition, competition in the mining business for limited sources of capital could adversely impact our ability to acquire and develop suitable silver mines, silver developmental projects, silver producing companies or properties having significant exploration potential. As a result, there is no assurance that we will be able to acquire additional mining properties.

The success of any acquisition that we make will depend upon our ability to effectively manage the operations of entities we acquire and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that we will be able to successfully manage the operations of businesses we acquire or that we achieve the anticipated benefits of our acquisitions.

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Annual Information Form for the Year Ended December 31, 2012

Shortages of Critical Parts, Equipment and Skilled Labour

Our ability to acquire critical resources such as input commodities, drilling equipment, tires and skilled labour due to increased worldwide demand, may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and development schedules.

Foreign Exchange Rate Fluctuations

Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar against the Canadian dollar (the currency used to pay corporate head office costs), and the Guatemalan quetzal could have a significant effect on our results of operations. We may from time to time engage in foreign currency trading activities in order to minimize these effects on our operating results.

Counterparty and Market Risks in Concentrate Sales

If our exploration, development, construction and mine operation activities at the Escobal Project are successful, we may enter into long-term supply arrangements to sell some of the lead and zinc concentrates to be produced at the Escobal Project to metal traders or integrated mining and smelting companies. Any balance of these concentrates would be sold in the spot market. There is no assurance that we will be successful in entering into such arrangements on acceptable terms, or at all. The quality of the concentrates may not be adequate to meet standards required by smelters. We may encounter higher than acceptable contaminants in our concentrates such as arsenic, antimony, mercury, copper, iron, selenium or other contaminants that, when present in high concentrations, can result in penalties or outright rejection of the metals concentrates by the smelters or metals traders. If we are not successful in entering into such arrangements, we may be forced to sell all of our concentrates, or greater volumes of them in the spot market, than we desire or in the worst case have no market for our concentrates at all. In addition, with respect to supply arrangements to which we are party, should any counterparty not honour such an arrangement due to insolvency or other reason, we may incur losses for products already shipped and be forced to sell greater volumes of our concentrates in the spot market than we initially planned or there may be no market for our concentrates, and our future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that we will be able to renew any agreements to sell concentrates when such agreements expire, or that our concentrates will meet the qualitative requirements under future concentrate agreements or the requirements of buyers.

Developments Regarding Indigenous Peoples

To the best of our knowledge, although indigenous people may have inhabited the site at one time, there are no indigenous populations currently living in the immediate area of the Escobal Project site. According to Guatemala’s most recent census--National Institute of Statistics (Census 2002)--San Rafael Las Flores’ population is 99.6% “Ladino”, i.e., of Hispanic origin and non-indigenous. Nevertheless, laws and movements respecting the acquisition of lands and other rights of indigenous communities may alter decades-old arrangements made by prior owners of the lands where the Escobal Project is located. We will use commercially reasonable efforts in our dealings to ensure all agreements are entered into in accordance with applicable laws, but there is no guarantee that future laws and actions will not have a material adverse effect on our operations at the Escobal Project or on our financial position, cash flow and results of operations.

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Annual Information Form for the Year Ended December 31, 2012

Community Action

In recent years communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining activities at or near their communities throughout Guatemala. These communities and NGOs have taken such actions as road closures, destruction of property, work stoppages, and law suits for damages. These actions relate not only to current activities but often in respect to decades old mining activities by prior owners of mining properties. Such actions by communities and NGOs may have a material adverse effect on our operations at the Escobal Project and on its financial position, cash flow and results of operations. See “Description of Our Business – Doing Business in Guatemala – Communities and Non-Governmental Organizations”

Claims and Legal Proceedings

We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees. These matters may give rise to legal uncertainties or have unfavourable results. We will carry liability insurance coverage and mitigate risks that can be reasonably estimated. In addition, we may be involved in disputes with other parties in the future that may result in litigation or unfavourable resolution which could materially adversely impact our financial position, cash flow and results of operations.

Conflicts of Interest

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there is a possibility that a conflict could arise for such directors and officers. Any Company-related decision made by any of these directors and officers should be made in accordance with their duties and obligations to deal fairly and in good faith and to act in the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the Company’s Code of Business Conduct and in the BCA and other applicable laws.

Production Decision

The Company has not based its production decision on a feasibility study of mineral reserves, demonstrating economic and technical viability, and, as a result, there may be an increased uncertainty of achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associated with developing a commercially mineable deposit. Historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will begin as anticipated or at all or that anticipated production costs will be achieved. Failure to commence production would have a material adverse impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs would have a material adverse impact on the Company’s cash flow and future profitability.

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Annual Information Form for the Year Ended December 31, 2012

RISKS RELATING TO OUR SHARES

Market Price of Shares and Volatility

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of our Shares is also likely to be significantly affected by short-term changes in silver or other mineral prices or in our financial condition or results of operations. Other factors unrelated to our performance that may affect the price of the Shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Shares may affect an investor’s ability to trade significant numbers of Shares; the size of our public float may limit the ability of some institutions to invest in Shares; and a substantial decline in the price of the Shares that persists for a significant period of time could cause the Shares, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the Shares is affected by many other variables which are not directly related to our success and are, therefore, not within our control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for our Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Shares is expected to make the Share price volatile in the future, which may result in losses to investors.

Dilution

Future sales or issuances of equity securities could decrease the value of the Shares, dilute shareholders’ voting power and reduce future potential earnings per Share.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Shares) and may issue additional equity securities to finance our operations, development, exploration, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per Share.

In addition, in connection with any equity financing by the Company, the dilution to the relative proportion of the equity of the existing shareholders of the Company may be accelerated in the event Goldcorp exercises its anti-dilution rights under the Shareholders’ Agreement. Such rights are exercisable by Goldcorp as long as Goldcorp and its affiliates beneficially own at least 20% of the number of the issued and outstanding Shares. See “General Development of the Business – The Transaction Agreement and Shareholders’ Agreement”.

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Annual Information Form for the Year Ended December 31, 2012

Significant Shareholder

Goldcorp currently owns 58,051,692 Shares, representing approximately 40% of the current issued and outstanding Shares. Subject to applicable law and to contractual protections negotiated by us, Goldcorp may, as a practical matter, be able to cause the Company to effect corporate transactions without the consent of other shareholders and cause or prevent a change in control of the Company. See “General Development of the Business – The Transaction Agreement and Shareholders’ Agreement”.

No Dividends Expected for the Foreseeable Future

We intend to retain earnings, if any, to finance the growth and development of our business and do not have a policy to pay cash dividends on the Shares in the foreseeable future. The payment of future cash dividends, if any, will be reviewed periodically by our Board and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See “Dividends and Distributions”.

THE ESCOBAL PROJECT

RECENT ACTIVITIES AT THE ESCOBAL PROJECT

Throughout 2012, the Company focused on obtaining our social license to operate, underground development and Engineering, Procurement, Construction and Management (“EPCM”) work at the Escobal Project. At year end, EPCM was 69% complete and surface construction was 70% complete.

The Company employed approximately 560 people to work in Guatemala in 2012. In addition, approximately 1,000 contract employees were employed in the construction and development work. Extensive safety and training programs were implemented in areas of surface development, process plant and infrastructure construction and underground mine development.

Since the time of the acquisition of the Escobal Project, we have carried out baseline studies and environmental monitoring at the site. In late 2010, the Company submitted an environmental impact statement (“EIS”) that considered the environmental impacts associated with the Company’s underground exploration at the Escobal Project. MARN approved the underground exploration EIS on February 15, 2011.

Subsequent to MARN’s approval, MEM authorized the Company’s work plan and we commenced mine development activities. East and west portals were established and underground tunnelling activities commenced. To support the underground excavation work, temporary shop, warehousing and equipment storage facilities were constructed.

In the second quarter of 2011, the Company completed additional baseline studies and environmental analyses and submitted an EIS (“Exploitation EIS”) to MARN for the Escobal Project exploitation license. On October 21, 2011, MARN notified the Company that it had approved the Exploitation EIS. Once full EIS clearance was received, construction of the process plant and support facilities required for full production began. By year end, earthwork at the main plant site and tailings areas, warehouse, access road and office facilities were well underway. In addition, construction of the electrical substation and power line on the Escobal Project site commenced.

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Annual Information Form for the Year Ended December 31, 2012

In the third quarter of 2011, the Company submitted an exploitation concession application and supporting documentation to MEM. MEM had completed all of the review possible without EIS approval by October 8, 2011. A final legal review commenced on October 24, 2011 when the Exploitation EIS was officially received at MEM. The technical and legal aspects of MEM’s review are completed and the Company has been notified that all requirements have been satisfied. The Company awaits MEM’s final approval of the exploitation license.

All of the surface rights that we require for our operations at the Escobal Project were acquired in 2010. A few additional parcels were acquired in early 2011 and 2012 to add flexibility and account for potential future growth in mineral resources. In Guatemala, the surface rights are independent of mining rights and must be negotiated separately. There is no allowance for expropriation in Guatemala.

PROJECT SETTING, LOCATION, ACCESS AND INFRASTRUCTURE

The Escobal Project is located in southeast Guatemala, approximately 40 kilometres east-southeast of Guatemala City and two kilometres east of the town of San Rafael Las Flores in the Department of Santa Rosa. San Rafael Las Flores has a population of over 3,000 people and is 70 km from Guatemala City by paved road. Access to the area is also possible from the northeast on a paved highway via the town of Mataquescuintla. The majority of the workforce is derived from communities within Santa Rosa department and elsewhere in Guatemala, with a small expatriate contingency.

The local climate consists of two major seasons; a “rainy” season between May and November and a “dry” season between November and May. Annual precipitation averages 1,689 mm. Average temperatures vary between 14°C and 33.1°C. Mining activities are expected to be able to be conducted year-round.

The project area lies within mountainous terrain interspersed with rolling hills and valleys. Elevations range from 1,300 metres in the valley on the west end of the Escobal Vein to 1,800 metres in the drilled east extension. The high mountain range of Montana Soledad Grande north and east of the Escobal Project rises to an elevation of 2,600 metres. Vegetation is characterized by natural mountain forest species that consist of oak, pine and cypress tree varieties and lower strata scrub-brush species.

There is a high voltage electrical line that extends to the town of San Rafael Las Flores, which will be upgraded to handle the anticipated load requirements for the Escobal Project. Electrical power is expected to be provided to the project from Guatemala’s existing national grid by means of connecting to the existing San Rafael Las Flores substation at a voltage level of 69 kilovolts, and constructing a new 7 km 69kv line to site. . Power line installation along the highway right-of-way commenced in September 2012, but was interrupted by protestors. The Company anticipates it will recommence work on the power line in the near future. Given the civil unrest, the Company developed a contingency plan to provide temporary generator power for the mine start up in order to prevent delay to the production schedule.

In 2011, the Company established communication facilities at the mine site including telephone and internet services. Water wells within the Escobal Project area are capable of providing sufficient water for the Escobal Project without impacting local residents or communities. Sufficient land has been purchased to host the required tailings, waste rock, process plant facilities, and underground access for the mining operation. Water wells have been developed within the Escobal Project area to provide water for mining and process needs. Potable water is brought to the project from outside sources.

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Annual Information Form for the Year Ended December 31, 2012

HISTORY

The Escobal Project dates back to 1996 when Entre Mares prospected in the area and identified high-grade gold values associated with surface quartz veins in the western portion of the Escobal Vein. In 2006, Entre Mares initiated regional exploration in the area, partially based on verifying geochemical anomalies in the company’s database. In late 2006, significant silver and gold grades were detected from surface sampling along an extensive alteration zone developed over the Escobal Vein. An exploration license was applied for in October 2006 and was granted in March 2007. Exploration drilling commenced in May 2007 and is ongoing.

In early 2010, Goldcorp, predecessor owner of the Escobal Project, reported a Measured and Indicated Mineral Resource estimate for the Escobal Project of 6.97 million tonnes at 0.63 g/t gold and 580.3 g/t silver and an Inferred Mineral Resource of 13.15 million tonnes at 0.53 g/t gold and 443.4 g/t silver. Goldcorp did not release a technical report to support the Mineral Resource declaration at that time.

Three NI 43-101 Technical Reports have been completed on the Escobal Project by (1) AMEC Americas Ltd. in April 2010, (2) M3 Engineering & Technology Corporation (“M3”) in November 2010, and (3) M3 in May 2012. It is the May 2012 technical report, “NI 43-101 Preliminary Economic Assessment – Escobal Guatemala Project” that forms the basis of Tahoe’s development plans for the Escobal Project as discussed herein.

2012 ESCOBAL PRELIMINARY ECONOMIC ASSESSMENT

We engaged M3, an independent mining consulting firm, of Tucson, Arizona to prepare the Escobal Preliminary Economic Assessment (“PEA”) report dated May 7, 2012, which is available for viewing on SEDAR under our profile and on our website at tahoeresourcesinc.com. The Escobal PEA contains an economic analysis of the potential viability of Mineral Resources at the Escobal Project and an updated Mineral Resource estimate for the Escobal Project. The effective date of the Escobal PEA is May 7, 2012 and the effective date of the Mineral Resource estimate contained in the report is January 23, 2012. See “Mineral Resources” below.

The Qualified Person and Principal author for the Escobal PEA is Conrad Huss, P.E., of M3. All M3 personnel who worked on the report were supervised by Conrad Huss. The Qualified Person responsible for the review of the civil and environmental controls for the Escobal Project is Daniel Roth, P.E., of M3. The Qualified Person responsible for the review of the metallurgical testing and flow sheets for the Escobal Project is Thomas L. Drielick, P.E., of M3. The Qualified Person responsible for the review of the drilling, sampling method, sample preparation and analysis and data verification, and for preparing the Mineral Resource estimate for the Escobal Project is Paul Tietz, C.P.G., of Mine Development Associates, an independent mining consulting firm.

MINERAL TENURE, SURFACE RIGHTS, AND ROYALTIES

The Escobal Project is 100% owned by the Company through its wholly-owned subsidiary Minera San Rafael S.A and comprises four exploration licenses covering approximately 190 km² called the Oasis, Lucero, Andres and Juan Bosco licenses. The Oasis, Lucero and Andres licences were granted to Entre Mares on March 26, 2007, August 21, 2007 and December 17, 2007 respectively and were transferred to San Rafael as part of the Acquisition. The Juan Bosco license was granted subsequent to the Acquisition on April 26, 2012. The Oasis License covers the entire Escobal Vein. In addition, there are a number of applications for reconnaissance and exploration licenses associated with the Escobal Project. The granting of these license applications is still pending.

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Annual Information Form for the Year Ended December 31, 2012

Exploration licenses in Guatemala are granted for an initial period of three years which can be extended for two additional periods for two years each, for a total holding period of seven years. The first three-year term of the Oasis License expired in March 2010, at which time a renewal application was filed to extend the exploration license for two additional years. This renewal application was approved by the MEM on April 28, 2010. As a requirement of the renewal process, the Oasis License was reduced in area from 50 km² to 40 km² and three new exploration licenses were applied for to fill the 20% gap created by the area reduction. These applications– for the Melisa, Cipreses and Puente Quebrado licenses cover a total area of 9 km² in the northeast and south areas of the original Oasis License.

In June 2010, an application was filed to extend the term of the Lucero license for two years from its July 2010 expiration date. The renewal application provides for a reduction in the area of the license from 52.8 km² to 40 km². One new license application (Valencia) was filed to fill the approximate 12.8 km² gap created by the reduction of the original Lucero license. Similarly, an application was made in October 2010 to extend the Andres license for two years from the original license expiration in December 2010. In this case the Granada license was applied for to fill the gap left through reduction of the Andres license. The renewal periods for the Lucero and Andres licenses were granted in March 2012.

According to Guatemala law, after 2014, no additional extensions will be permitted and an exploitation license application must be made. Prior to the application for an exploitation license, a pre-feasibility study, mine plan and environmental impact assessment must be completed.

In addition to the three granted exploration licenses, applications for the Soledad reconnaissance license and the El Olivo exploration license were submitted to MEM by Entre Mares in 2006 and 2007, respectively. San Rafael acquired the right to these applications as part of the Escobal Acquisition. San Rafael later filed an application for the Cristina exploration license (October 2010) and the El Silencio reconnaissance license (November 2010). In 2011, five exploration concessions – Nacimiento, Pajarita, El Durazno, Teresa and Pajal – were applied for over newly identified prospective areas within the El Soledad and El Silencio reconnaissance concessions. The Company was subsequently notified by MEM that these applications could not be registered until the reconnaissance concessions were granted and requested exploration areas were formally excluded. All of these licenses will cover land within the Escobal Project area when and if they are issued.

On July 8, 2011, an application was submitted to MEM for the Escobal Exploitation concession, covering 20.0 km2 of area designated for mine development in the original Oasis exploration concession. Upon filing of the exploitation concession application, three new exploration concessions (Oasis I, II, III) were requested to occupy the area liberated through elimination of the original Oasis concession.

According to Guatemalan requirements, licenses are “coordinate staked” (filed only referenced to UTM coordinates) and no monuments are located on the ground. No physical survey of exploration license boundaries is required.

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Annual Information Form for the Year Ended December 31, 2012

The following table shows concession type, size and application/grant dates for all San Rafael concessions:

Concession	Type	Size (km2)	Application Date	Grant Date	1st Extension Filed	1st Extension Approved
SOLEDAD	Recon	802.5	12/6/2006	NA
OASIS	Exploration	40.0	10/25/2006	3/26/2007	10/9/2009	4/27/2010
LUCERO	Exploration	45.8	10/25/2006	8/21/2007	6/21/2010	3/29/2012
ANDRES	Exploration	44.0	5/18/2007	12/17/2007	10/6/2010	3/29/2012
EL OLIVO	Exploration	36.0	5/18/2007	NA
JUAN BOSCO	Exploration	59.9	11/12/2008	4/26/2012
PUENTE QUEBRADO	Exploration	3.0	10/9/2009	NA
MELISA	Exploration	3.0	10/9/2009	NA
CIPRESES	Exploration	3.0	10/9/2009	NA
VALENCIA	Exploration	7.0	8/23/2010	NA
GRANADA	Exploration	5.0	10/6/2010	NA
CRISTINA	Exploration	52.2	10/6/2010	NA
EL SILENCIO	Recon	1098.1	11/4/2010	NA
NACIMIENTO	Exploration	7.6	2/19/2011	NA
PAJAL	Exploration	66.0	5/4/2011	NA
ESCOBAL	Exploitation	20.0	7/8/2011	NA
EL DURAZNO	Exploration	48.9	7/29/2011	NA
PAJARITA	Exploration	57.0	7/29/2011	NA
TERESA	Exploration	68.5	8/17/2011	NA
OASIS I	Exploration	12.8	8/31/2011	NA
OASIS II	Exploration	7.0	8/31/2011	NA
OASIS III	Exploration	0.2	8/31/2011	NA

Prior to 2012, yearly payments made to MEM for each 50 km² of an exploration license included an approximate US$3,750 license holding fee and an approximate US$90 exploration report filing fee. In 2012 the license holding fee paid to MEM was increased to approximately US$58,000 for each 50 km2 license. All required payments for all granted licenses are current. Similar payments will be required for subsequent extension periods.

There are no defined work requirements to keep an exploration license valid, although exploration activity (sampling, mapping, etc.) must to be conducted and results filed with MEM on an annual basis. Exploration activity reports have been filed with MEM for all exploration licenses as required.

Land in the area of the Escobal Project is privately owned by local farmers and used for growing coffee in the higher elevations and vegetables and other crops in the flatter low lying areas. Approximately 250 hectares of surface rights have been acquired or are under contract by the Company. These surface rights are sufficient to provide for our operations at the Escobal Project, including areas for tailings disposal, waste rock disposal, processing plant, and ancillary surface facilities.

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Annual Information Form for the Year Ended December 31, 2012

A profit sharing program in the form of an NSR royalty of 0.5% will be paid to a local association of land owners. The current mining law mandates that a royalty of 1% is payable at the exploitation stage and shared equally between the State and the municipality where the project is situated. Congress may act to amend the mining law. Until then, the Company and the federal government have entered into a voluntary Escobal Royalty Agreement discussed above. See “Description of Our Business – Doing Business in Guatemala – Mining”.

PERMITS

The Escobal Project is currently in the exploration and development phase with activities permitted by both MEM and MARN. All required permits to continue surface and underground activities are in place.

The environmental requirements for the Escobal Project from MARN are specified in Resolution 4590-2008/ELER/CG, dated December 23, 2008. This resolution applies to exploration activities. These requirements were transferred from Entre Mares to San Rafael as specified in Resolution 1918-2010/ECM/GB, dated September 3, 2010.

Development of an underground exploration program, including the construction of two declines to gain access for additional drilling of the Escobal deposit, is a permitted activity under the terms of the existing exploration license. An EIS addressing the additional activities associated with underground exploration was required prior to commencement of these activities and was filed with MARN in November 2010. We received MARN’s approval of the Environmental Impact Assessment on February 15, 2011. Minor amendments to our other permits required for our underground exploration are expected to be approved in the near future.

In the second quarter of 2011 the Company submitted an Exploitation EIS to MARN which it approved on October 21, 2011. MARN’s approval gave rise to MEM’s final legal review of the Company’s application for an Exploitation permit which is completed. The Company expects MEM’s final approval of the license in the first half of 2012. See “Description of Our Business – The Escobal Project – Recent Activities at the Escobal Project”.

As the Escobal Project is our primary project, the failure to obtain the necessary exploitation license and permits required for us to proceed with construction of the proposed mine or future expansions will have a material adverse effect on our business. There can be no assurance as to when or if the necessary exploitation licenses or permits will be granted.

ENVIRONMENT

Based on our due diligence in respect of the Acquisition of the Escobal Project, our completed and approved Exploitation EIS and our activities at the Escobal Project since that time, we believe that there are no potential material environmental liabilities associated with the Escobal Project.

Our environmental management mandate is to meet or exceed North American standards, practices and regulations. No impacted materials will be directly discharged from the site. Impacted water will be treated to meet or exceed industry standards prior to being released to the environment. Our environmental management program for the Escobal project commenced in 2011 and includes the following:

  Filtered and dry stacked tailings

  Lined storm water and waste water facilities

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  A concurrent reclamation program

  Process water recovery and recycling

  Process/contact water treatment systems

  Surface and groundwater monitoring programs

  Underground paste backfill

We have implemented a comprehensive Environmental Impact Management Program developed specifically for the conditions at Escobal. Areas of the program that address production operations will be implemented when mine production and plant operations commence in the second half of 2013. The Company has estimated the present value of asset retirement obligations at $3.9 million to reclaim the Escobal Project at the end of the mine life. As at December 31, 2012 we have recorded the full amount of this reclamation liability based on progress of the construction of the mine and plant. No liability has been recorded for environmental disturbance associated with our exploration drill pads and drill roads since they are concurrently reclaimed as part of the drilling process as soon as drilling is finished.

GEOLOGY AND MINERALIZATION

The geological setting of Guatemala is comprised of two tectonic terrains juxtaposed across a major tectonic plate boundary. The northern half of Guatemala is on the North American plate, and the southern half is on the Caribbean plate with three major east-west trending faults forming the collision boundary. The Escobal Project is on the Caribbean plate, south of the faults. The area is characterized by a series of volcanic units derived from multiple eruptive events.The Escobal deposit is an intermediate-sulfidation fault-related vein formed within Tertiary sedimentary and volcanic rocks within the Caribbean plate. The Escobal Vein system hosts silver, gold, lead and zinc, with an associated epithermal suite of elements, within quartz and quartz-carbonate veins. Quartz veins and stockwork up to 50 metres wide, with up to 10% sulfides, form at the core of the Escobal deposit and grade outward through silicification, quartz-sericite, argillic and propylitic alteration zones.

Drilling to date has identified continuous precious and base metal mineralization over a 3,000 metre lateral distance and 2,000 metre vertical range in three zones; the East, West and Central zones. The vein system is oriented generally east-west, with variable dips. The East zone dips to the south from 60° to 75° and steepens to near-vertical at depth. The majority of the mineralized structure(s) in the West zone dips from 60° to 70° to the north, steepens to near-vertical and then again dips towards the north at depth. The upper eastern portion of the Central zone dips 60° to 70° to the south as in the East Zone, and changes to vertical or north dip at depth.

Drilling at the Escobal Project was conducted by Entre Mares (Goldcorp) from 2007 up to the time of our acquisition of the Escobal Project and we have continued the drilling since that time. Drilling has been carried out using a combination of contracted and company-owned drills. As of December 31, 2012, a total of 391 surface exploration drill holes (152,993 metres) have targeted the Escobal Vein system. All vein intercepts at the Escobal Project were drilled by diamond drill (core) methods, with the majority of mineralized intercepts drilled using NTW-size drill core. Core recovery averages 96%.

In 2012 exploration drilling at the Escobal Project explored extensions of the deposit where it was open laterally and to depth and to improve confidence in the mineral resource through in-fill drilling. A total of between one and six drills operated from the surface at the Escobal Project throughout the year.

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Annual Information Form for the Year Ended December 31, 2012

Far West Extension Area - Our first program of step-out drilling in the Far West extension area intersected mineralization 600 metres west and 700 metres below the westernmost limit of the current resource.

West Zone – deep drilling identified mineralization on the Margarito vein downdip along a newly-recognized change in the vein dip. This north-dipping section of the vein remains open to depth.

East Zone – drilling continued to demonstrate the extension of mineralization at depth below the limits of the current resource. The East zone remains open at depth.

Far East Zone – widely-spaced drilling confirmed the lateral continuation of Escobal vein mineralization over 400 metres east of the current resource. The Far East zone is untested at depth and remains open to the east where offset by post-mineral faulting.

The Escobal Vein is one of numerous vein showings recognized in the district. Using the geologic model developed for the Escobal Project, prospective areas were evaluated throughout the region to identify drill viable targets that occur within our currently held license areas.

In 2012, drilling was also carried out at the Varejones project 20 kilometres east of Escobal with two drills. Drilling identified vein mineralization that was not deemed economically viable and the drilling was suspended in June.

Exploration

Drilling at the Escobal Project was conducted by Entre Mares (Goldcorp) from 2007 up to the time of our acquisition of the Escobal Project and we have continued the drilling since that time. Drilling has been carried out using a combination of contracted and company-owned drills. As of December 31, 2012, a total of 391 surface exploration drill holes (152,993 metres) have targeted the Escobal Vein system. All vein intercepts at the Escobal Project were drilled by diamond drill (core) methods, with the majority of mineralized intercepts drilled using NTW-size drill core. Core recovery averages 96%.

In 2012 exploration drilling at the Escobal Project explored extensions of the deposit where it was open laterally and to depth and to improve confidence in the mineral resource through in-fill drilling. A total of between one and six drills operated from the surface at the Escobal Project throughout the year.

Far West Extension Area - Our first program of step-out drilling in the Far West extension area intersected mineralization 600 metres west and 700 metres below the westernmost limit of the current resource.

West Zone – deep drilling identified mineralization on the Margarito vein downdip along a newly-recognized change in the vein dip. This north-dipping section of the vein remains open to depth.

East Zone – drilling continued to demonstrate the extension of mineralization at depth below the limits of the current resource. The East zone remains open at depth.

Far East Zone – widely-spaced drilling confirmed the lateral continuation of Escobal vein mineralization over 400 metres east of the current resource. The Far East zone is untested at depth and remains open to the east where offset by post-mineral faulting.

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Annual Information Form for the Year Ended December 31, 2012

The Escobal Vein is one of numerous vein showings recognized in the district. Using the geologic model developed for the Escobal Project, prospective areas were evaluated throughout the region to identify drill viable targets that occur within our currently held license areas.

In 2012, drilling was also carried out at the Varejones project 20 kilometres east of Escobal with two drills. Drilling identified vein mineralization that was not deemed economically viable and the drilling was suspended in June.

SAMPLE PREPARATION, ANALYSIS AND SECURITY

The drill core for the Escobal Project is logged and sampled at the project site for geologic and geotechnical properties. Geologists then determine sample intervals based on geologic and/or mineralogic changes. A one and one half meter nominal sample length is applied though sample intervals can be defined from less than one meter in zones of discreet mineralization to over three meters in weakly mineralized or altered areas. Once the sample intervals are determined, the core is marked and tagged in wood core boxes.

Core samples selected for analysis are cut lengthwise using mechanized diamond saws. One-half of the core is placed in a plastic sample bag with a sample tag for analysis while the remaining half core is replaced in the core box for future reference. The analytical samples are then taken to San Rafael Las Flores where they are stored in San Rafael’s secured office/warehouse facility until they are picked up by Inspectorate, an independent commercial laboratory. Inspectorate holds sample pulps in secured storage in Guatemala City.

Inspectorate has been the primary analytical laboratory for all of the Escobal Project drill sample preparation and analysis, with only minor exceptions. All samples have been prepared and analyzed using industry-standard practices suitable for the mineralization at the Escobal Project. Gold is analyzed by fire assay with atomic absorption (AA) finish; silver is analyzed by digestion/AA, with higher grade samples repeated using metallic screen fire assay methods. Lead and zinc are analyzed by induced coupled polarization or by digestion/AA, with high grade samples repeated using titration methods. Both Entre Mares and Tahoe have conducted quality assurance and quality control (QA/QC) programs throughout all of the drill campaigns at the Escobal Project, which include check assaying and duplicate sample assaying at other laboratories, and the use of blind assay standards and assay blanks.

MINERAL PROCESSING AND METALLURGICAL TESTING

McClelland Laboratories, Sparks, Nevada, USA conducted the initial metallurgical tests for the Escobal Project in 2009 on three drill core samples from the Escobal deposit. It was concluded from the results of the tests that a differential lead/zinc flotation system, producing a high value lead concentrate containing most of the silver and gold in the Mineral Resource and a saleable lower value zinc concentrate, was the optimum processing route.

In June 2010, we contracted FLSmidth Dawson Metallurgical Laboratories to conduct metallurgical testing on drill cores representative of the mineralization from the Escobal Project Vein. The primary objective of the test program was to determine process design criteria for crushing, grinding and flotation for the sulfide deposit at the Escobal Project. The first two phases of the metallurgical test program were completed in 2010 and a process flow sheet and reagent scheme was selected based on these results. Results of the differential flotation tests indicate that the sulfide mineralization will respond to widely used and proven mineral processing techniques. The test programs conducted to date show that good recoveries of gold, silver, lead and zinc and acceptable reagent consumptions can be obtained by using conventional lead/zinc differential flotation process. Flotation test work for both the lead and zinc circuits have been shown to be rapid and expected recoveries were confirmed at 86.8% for silver, 75.1% for gold, 82.5% for lead and 82.6% for zinc. Metallurgical test work to optimize plant operational parameters evaluate variations in mill feed continued into 2012. Variablitiy testing conducted in 2011 and 2012 further defined reagent schemes and operating strategies and confirmed the flow sheet and equipment selections. Pilot plant testing in early 2013 confirmed expected recoveries and concentrate quality. Additional test work will continue to be conducted on newly-discovered resources.

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Annual Information Form for the Year Ended December 31, 2012

The basic flow sheet will include three stage crushing with the first two stages in an open arrangement and the third stage in closed circuit with a screen, a ball mill operating in closed circuit with hydro-cyclones, lead and zinc rougher flotation, lead and zinc rougher concentrate regrind, three stages of closed circuit lead and zinc concentrate cleaner flotation, concentrate thickening, concentrate filtration using pressure filters, tailings thickening, tailings filtered using pressure filters and delivered to a paste backfill plant and used underground for ground support or delivered to a dry stack storage facility on the surface, and process water recycle infrastructure to minimize the need for make-up water. During 2011, detailed engineering of the flow sheet and plant was started under the direction of M3. Plant construction began in November of 2011. Detailed design for construction continued in 2012. Approximately 83% of the overall design and construction drawings were complete at year end 2012.

MINERAL RESOURCES

The Mineral Resource estimate for the Escobal Project as published in the May 2012 Escobal PEA contains 367.5 million ounces of silver classified as Indicated resources and 36.7 million ounces of silver classified as Inferred resources, with significant amounts gold, lead, and zinc reported in both resource categories. The effective date of the Escobal Project Mineral Resource is January 23, 2012. A summary of the Indicated and Inferred resources, using a cutoff grade of 150 grams per tonne silver-equivalent, is provided in the following table:

MAY 2012 ESCOBAL PEA TABLE 1-1: SUMMARY OF INDICATED AND INFERRED MINERAL RESOURCES
Resource Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zin (kt)
Indicated	27.1	422	0.43	0.71	1.28	367.5	373	192	347
Inferred	4.6	254	0.59	0.34	0.66	36.7	85	15	30

Mineral Resources at the Escobal Project were estimated using approximately 22,900 samples obtained from 355 diamond drill core holes, totaling 122,665 meters. Data verification for the Mineral Resources as reported in the May 2012 Escobal PEA was supervised by Paul Tietz, CPG, of MDA. Data verification included verification of drill locations in the field, review of sample handling and data collection procedures, and independent verification sampling/assaying of drill core. MDA also completed a full audit of the Escobal database, analysis of the QA/QC data and a study of core recovery and its relationship to metal grades.

MDA modeled and estimated the Escobal Project resources by refining the geologic model, evaluating the drill data statistically, interpreting mineral domains on cross sections and level plans, analyzing the modeled mineralization statistically to establish estimation parameters, and estimating silver, lead, gold, and zinc grades into a three-dimensional block model using inverse distance cubed (ID3).

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Annual Information Form for the Year Ended December 31, 2012

Silver-equivalent Indicated Mineral Resources total 429.7 million ounces at an average grade of 493 g/t and silver-equivalent Inferred Mineral resources total 44.7 million ounces at an average grade of 309 g/t. Silver-equivalent values for the resources were calculated using metal prices of $25.00/oz Ag, $1300/oz Au, $0.95/lb Pb, and $0.90/lb Zn, with no metal recovery factors applied. There are no mineral reserves reported for the Escobal project.

MINING

Exploration successes in 2011 and 2012 prompted us to update our initial November 2010 preliminary assessment. Analyses of the impact of increases to the Escobal Mineral Resources on project infrastructure, costs, and economics are summarized in the May 2012 Escobal PEA, which forms the basis of our development and operating plans for the Escobal Project.

To take advantage of the increase in resources, the May 2012 Escobal PEA examined modifications to the mining method and process plant facilities to increase production and throughput rates. Transverse long-hole stoping will replace longitudinal long-hole stoping in areas where the horizontal dimensions across the dip of the vein are greater than 15 metres. This will allow an increase in the number of active producing workplaces in the mine at any given time. Primary development has been accelerated compared to the previous plan in order to access the new resources and allow for increased production. Development will be accelerated through the addition of development crews and equipment rather than an increase in productivity. Footwall laterals in waste will be used to access stoping areas in lieu of the individual spiral ramps that were utilized in the earlier study for stope development. Two cases were analyzed; (1) ramping up mine production from 3500 to 4500 mtpd and capping it at that rate throughout the mine life, or (2) increasing mine production to 4500 mtpd, making major modifications to the process plant and then further increasing mine production to 5500 mtpd for the remainder of the mine life. The mine plan for the two cases only differ in the timing of development and a slightly smaller equipment fleet for the 4500 mtpd scenario.

The Escobal deposit is accessed through two main portals. Two primary ramps access the Central zone and a third internal primary ramp will be driven to the East zone from the East Central ramp. The three primary ramps connect to a system of secondary footwall laterals spaced 25 metres vertically in the Central zone and to spiral access ramps in the East zone. Stopes will be accessed from the secondary development openings. The primary and secondary development is being excavated at a maximum grade of -15%. The main access ramps are located nominally 75 metres from the vein and are being driven 5 metres wide by 6 metres high. As of December 31, 2012 a total of 4,817 metres of primary and secondary development has been completed. Excavation of internal ventilation raises to connect the various ramps, footwall laterals, and accesses began in December 2012. Work continues on the infrastructure to dewater the mine; supply electrical power, compressed air, and communications; and to provide fresh water for operations and dust control.

Filtered tails from the process plant will be combined with cement and water to make a structural fill (paste backfill) for underground use. A paste backfill plant located near the East portal will produce backfill for delivery via a system of steel and HDPE pipe into the mine for placement in the mined-out stopes to provide stability to the excavated openings. Underground excavations are also the preferred location to store tailings. Stope production will be hauled directly from the stopes to the process plant by truck and development waste will be placed in mined stopes or trucked to a surface waste dump facility.

The mine is expected to deliver a total of 29.8 million tonnes at average grades of 383 g/t silver, 0.38 g/t gold, 0.62% lead, and 1.10% zinc to the mill for processing. A mine wide cut-off value of 150 g/t equivalent silver has been determined as optimal for the operation.

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Annual Information Form for the Year Ended December 31, 2012

NI 43-101 Required Disclosure: The Escobal Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary economic assessment will be realized. The basis for the Escobal Preliminary Economic Assessment is the Indicated Mineral Resources and Inferred Mineral Resources, the effective date of which is January 23, 2012. There is no prefeasibility or feasibility study with respect to the Escobal Project.

PROCESS FLOWSHEET

Mineralized rock will be transported from the underground mine to a run of mine stockpile from where it will be transported via front end loader or trucks to the processing facility. Mineral concentrates of gold, silver, lead and zinc will be produced by mineral flotation technology. The sulfide concentrator will consist of a three stage crushing circuit followed by one ball mill. This will be followed by a conventional lead zinc differential flotation circuit consisting of tank cells with separate circuits for lead and zinc. Lead and zinc concentrates produced at the concentrator facility will be packaged and loaded onto trucks for shipment to concentrate smelters and metal refineries.

The design basis for the processing facility is 4500 dry mtpd or 1,642,500 dry tonnes per year. Sulfide and mixed oxide-sulfide resources (diluted) are available for approximately 19 years at an average silver grade of 383 g/t, gold grade of 0.38 g/t, lead grade of 0.62% and zinc grade of 1.1.1% .

TAILINGS AND WASTE ROCK FACILITY

The above ground disposal of tailings will be “dry stacked”. Tailings that are thickened and filtered to 10% to 15% moisture content are commonly termed dry tailings. Benefits include a reduced footprint and the water removed from the tailing is returned to process stream providing a direct effect to make-up water. Approximately 45% of the tailings will be dry stacked and compacted, with the majority of tailings returned underground as paste fill. Reclamation of the dry stack facility will be concurrent with placement of the tailings. In addition, dewatering for reclamation and closure will be completed concurrent with operations, which will greatly simplify the closure of the facility in an environmentally sound manner.

The engineering and design report for the dry stack tailings was submitted to MARN in the fourth quarter of 2012. Submission of the report was a prerequisite to the initiation of construction of the dry stack facility; construction began in December 2012.

TRANSPORTATION AND LOGISTICS

The major mining and process equipment has been procured overseas and shipped to Guatemala. No special handling requirements have been required, and normal shipping routes and ships can be utilized.

Guatemala has ports on both the Pacific and the Caribbean coasts. Access to the mine site from both ports is on paved highway.

Filtered concentrate will be placed in 1,000 to 2,000 pound super-sacks, placed in sea-going containers, and carried on highway tractor trailer units along paved highway to either port for shipment to international smelters.

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Annual Information Form for the Year Ended December 31, 2012

RECLAMATION

The entire facility for the Escobal Project has been designed and constructed with closure in mind, to the greatest extent practicable. The facilities are designed and operated to minimize the footprint and areas of disturbance and to utilize the most advanced planning and reclamation techniques available including dry stack tailings, concurrent reclamation and geomorphic landform grading.

Surface disturbance resulting from the mine will be small as all mining activity will be underground. Reclamation will commence as soon as is practical during the development and operations by placing salvaged topsoil on outslopes and encouraging vegetation. Concurrent reclamation began in some construction areas in 2012. Final reclamation of the top surface will occur at final closure at the end of mine life.

OPERATING COST ESTIMATE

The operating costs for the 4500 mtpd were calculated for each year during the life of the mine using the annual production tonnage as a basis. Table 1-2 below reflects the approximate production of zinc and lead concentrates and metal contained in each concentrate. Table 1-3 shows the unit cost per tonne.

MAY 2012 ESCOBAL PEA TABLE 1-2: APPROXIMATE CONCENTRATE PRODUCTION AND CONTENT
4500 mtpd Case	Tonnes (000's)	Zinc (klbs.)	Silver (kozs.)	Gold (kozs.)
Zinc Concentrate Lead Concentrate	515 299	596,372 336,480	15,807 303,275	15 258

Table 1-3 shows the unit cost per tonne for the life of the mine for both cases.

MAY 2012 ESCOBAL PEA TABLE 1-3: OPERATING COSTS BY AREA
Life of Mine	4500 mtpd $/tonne
Tonnes	29,826,845
Mining Operations Mill Operations Crushing & Conveying Grinding & Classification Flotation and Regrind Concentrate Dewatering, Filtration & Dewatering Tailing Disposal Laboratory Ancillary Services	$29.03 $1.95 $5.06 $4.20 $1.05 $5.26 $0.52 $1.50
Subtotal Processing	$19.54
Supporting Facilities General and Administrative	$6.67
Total Operating Cost	$55.24

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Annual Information Form for the Year Ended December 31, 2012

CAPITAL COST ESTIMATE

The following tables show a summary of the initial capital expenses estimated for the 3500 mtpd mine plan and for the 4500 tonne per day expansion case contemplated in the May 2012 Escobal PEA. Table 1-4 shows a summary of the estimated initial capital expenses for the original plant.

MAY 2012 ESCOBAL PEA TABLE 1-4: INITIAL CAPITAL COST CONTROL BUDGET (3,500 MTPD)
Description	Cost
Direct Costs
General Site	$14,045,472
Mine, West Portal – By Owner	$0
Mine, East Portal – By Owner	$0
Primary Crushing	$4,098,061
Secondary & Tertiary Crushing	$5,737,647
Fine Ore Storage & Reclaim	$5,775,776
Grinding	$15,074,923
Flotation & Regrind	$20,755,307
Reagents	$3,734,928
Concentrate	$9,613,887
Tailing Dewatering	$16,990,634
Paste Backfill Plant	$6,723,845
Tailing Dry Stack	$2,073,044
Water Systems and Well Field	$10,313,094
Sewage Treatment	$639,615
Main Substation	$6,065,325
Overhead Power Line	$2,402,365
Ancillaries	$20,893,022
Insurance/Capital Spares	$2,000,000
Freight	$10,388,696
Duties	$3,001,033
Subtotal DIRECT COST	$160,326,674

Indirect Costs
CONTINGENCY	$26,646,797

Other indirect costs including EPCM, Contractor Power, Vendor Supervision and Commissioning	$30,040,626

VAT @ 12% (eventually refundable)	$10,697,853

TOTAL EPCM CAPITAL COST	$227,711,950

TOTAL MINE CAPITAL COST	$78,494,050

OWNER’S COST	$20,443,000

TOTAL	$326,649,000

As of December 31, 2012, the 3500 mtpd project is under construction. Project expenditures through December 31, 2012 total $250.7 million. This amount does not include the 4500 mtpd plant expansion costs which are described in Table 1-5. Commissioning of the 3500 mtpd plant is expected to begin in the second half of 2013, with commercial production expected in early 2014.

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Annual Information Form for the Year Ended December 31, 2012

The capital costs for the option to increase production to 4500 mtpd are as follows:

MAY 2012 ESCOBAL PEA TABLE 1-5: CAPITAL COST ESTIMATE FOR THE 4500 MTPD EXPANSION
Total Costs for the 3500 mtpd Project	$326,649,000

Additional Costs for the Expansion to 4500 mtpd from 3500 mtpd	$28,101,501
Direct Costs	$12,710,911
Indirect Costs	$5,323,588
Total	$18,034,499
Grand Total	$372,785,000

The 4500 mtpd expansion is expected to cost $18,034,499 in plant expansion and $28,101,501 in mine development and equipment in addition to the costs for the 3500 mtpd project, for a total of $372,785,000. As of December 31, 2012, a total of $253.2 million has been spent on the base case 3500 mtpd project and the expansion to 4500 mtpd.

FINANCIAL ANALYSIS

The assessment given in the May 2012 Escobal PEA and summarized below is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary assessment will be realized. Additionally, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The financial evaluation below presents the determination of the estimated Net Present Value (“NPV”), payback period (time in years to recapture the initial capital investment), and the Internal Rate of Return (“IRR”) for the Escobal Project. Annual cash flow projections in the Escobal Preliminary Assessment Report were estimated over the life of the mine based on the estimates of capital expenditures, operating costs and sales revenue. The sales revenue estimates are based on the production of lead and zinc concentrates also containing gold and silver. The estimates of capital expenditures and site operating costs have been developed specifically for the Escobal Project.

The 4500 mtpd economic analysis developed in the May 2012 Escobal PEA indicates that the project has a NPV of $2.94 billion (using a 5% discount rate) and an Internal Rate of Return (IRR) of 68.3% with a payback period of 1.5 years using ‘base case’ metal prices of $25.00/oz silver, $1,300.00/oz gold, $0.95/lb lead, and $0.90/lb zinc.

Table 1-8 compares the 4500 mtpd base case project financial indicators with the financial indicators for other cases when the sales price, the amount of capital expenditure, and operating cost are varied from the base case values by 10% and 20% while metal recoveries are varied by 1% and 2%.

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Annual Information Form for the Year Ended December 31, 2012

MAY 2012 ESCOBAL PEA TABLE 1-8: 4500 MTPD CASE – SENSITIVITY ANALYSIS (AFTER TAXES)
Change in Metal Prices	NPV @ 0%	NPV @ 5%	NPV @ 10%	IRR%	Payback
4500 mtpd Base Case	$4,812,286	$2,938,412	$1,912,109	68.10%	1.2
20%	$6,339,750	$3,902,357	$2,568,846	83.60%	0.9
10%	$5,576,018	$3,420,385	$2,240,478	76.00%	1.1
0%	$4,812,286	$2,938,412	$1,912,109	68.10%	1.2
-10%	$4,048,553	$2,456,439	$1,583,741	59.80%	1.4
-20%	$3,284,821	$1,974,466	$1,255,373	51.20%	1.7
Change in Operating Cost	NPV @ 0%	NPV @ 5%	NPV @ 10%	IRR%	Payback
4500 mtpd Base Case	$4,812,286	$2,938,412	$1,912,109	68.10%	1.2
20%	$4,482,749	$2,736,312	$1,777,190	64.50%	1.3
10%	$4,647,517	$2,837,362	$1,844,650	66.30%	1.3
0%	$4,812,286	$2,938,412	$1,912,109	68.10%	1.2
-10%	$4,977,054	$3,039,462	$1,979,569	69.80%	1.2
-20%	$5,141,822	$3,140,512	$2,047,029	71.60%	1.1
Change in Initial Capital	NPV @ 0%	NPV @ 5%	NPV @ 10%	IRR%	Payback
4500 mtpd Base Case	$4,812,286	$2,938,412	$1,912,109	68.10%	1.2
20%	$4,760,314	$2,887,240	$1,861,664	60.20%	1.4
10%	$4,786,300	$2,912,826	$1,886,887	63.90%	1.3
0%	$4,812,286	$2,938,412	$1,912,109	68.10%	1.2
-10%	$4,838,271	$2,963,998	$1,937,332	72.90%	1.1
-20%	$4,864,257	$2,989,584	$1,962,555	78.70%	1
Change in Recovery	NPV @ 0%	NPV @ 5%	NPV @ 10%	IRR%	Payback
4500 mtpd Base Case	$4,812,286	$2,938,412	$1,912,109	68.10%	1.2
2.00%	$4,950,739	$3,025,832	$1,971,676	69.50%	1.2
1.00%	$4,881,512	$2,982,122	$1,941,893	68.80%	1.2
0.00%	$4,812,286	$2,938,412	$1,912,109	68.10%	1.2
-1.00%	$4,743,059	$2,894,702	$1,882,326	67.30%	1.2
-2.00%	$4,673,832	$2,850,992	$1,852,543	66.60%	1.3

CONCLUSIONS AND RECOMMENDATIONS

The Escobal Preliminary Economic Assessment states that an economically robust and environmentally suitable underground mining operation can be designed and constructed at the Escobal Project. Mine development began in May 2011 and plant construction began in October 2011. Based on its analysis, M3 recommended that the Company complete the detailed engineering and development of the Escobal Project and begin taking steps to increase the mine and mill capacity to 4500 mtpd.

DIVIDENDS AND DISTRIBUTIONS

We have not paid any dividends on our Shares. We currently intend to retain future earnings, if any, to finance the expansion of our business and do not anticipate paying dividends in the foreseeable future. Any decision to pay dividends on the Shares in the future will be made by the Board on the basis of the earnings and financial requirements of the Company as well as other conditions existing at such time.

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Annual Information Form for the Year Ended December 31, 2012

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Shares. As at the date hereof, 143,565,204 Shares were issued and outstanding as fully paid and non-assessable.

The holders of Shares are entitled to one vote per Share at meetings of the shareholders of the Company. Holders of Shares are entitled to dividends, if, as and when declared by the Board and, upon liquidation, to participate equally in such assets of the Company as are distributed to the holders of Shares.

MARKET FOR SECURITIES

The Shares are listed on the NYSE under the symbol “TAHO” and on the TSX under the symbol “THO”. The following table sets forth information relating to the trading of the Shares on both the NYSE and TSX for the months indicated.

TRADING HISTORY ON THE NYSE

TRADING PRICE (US$)
2012	High	Low	Volume
January	22.30	17.92	133,900
February	21.23	19.66	175,400
March	24.01	20.65	117.00
April	22.83	17.10	95,900
May	19.79	15.51	389,000
June	19.41	8.55	15,432,900
July	15.44	12.33	3,212,600
August	19.07	14.38	2,037,500
September	22.04	18.23	2,818,600
October	22.33	19.48	1,989,500
November	20.71	16.80	1,659,900
December	18.38	16.80	1,129,800

TRADING PRICE (US$)
2013	High	Low	Volume
January	19.46	15.24	1,578,300
February	17.27	13.85	1,901,800

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Annual Information Form for the Year Ended December 31, 2012

TRADING HISTORY ON THE TSX

TRADING PRICE (CDN$)
2012	High	Low	Volume
January	22.39	17.79	4,572,902
February	21.25	19.52	5,236,635
March	23.89	20.60	9,614,046
April	22.84	16.90	6,224,280
May	19.52	15.98	10,666,036
June	19.73	9.74	13,492,171
July	15.47	12.55	7,262,497
August	18.91	14.39	4,787,112
September	21.55	18.02	5,822,328
October	21.81	19.2	4,188,672
November	20.73	16.75	4,448,490
December	18.23	16.59	5,660,509

TRADING PRICE (CDN$)
2013	High	Low	Volume
January	19.19	15.37	4,116,309
February	17.22	14.11	4,174,700

Source: www.tmxmoney.com

The price of Shares as reported by the NYSE at the close of business on December 31, 2012, the last business day of the year in the U.S., was $18.32 and on March 7, 2013 was $16.00 per share. The price of the Shares as reported by the TSX at the close of business on December 30, 2012, the last business day of the year in Canada, was Cdn$18.20 per share and on March 7, 2013 was Cdn$16.46 per share.

PRIOR SALES

In the twelve month period ended December 31, 2012, the Company granted 135,000 options and 259,000 share awards (consisting of 224,000 Deferred Share Awards and 35,000 Restricted Share Awards) under its Share Option and Incentive Share Plan adopted on April 20, 2010.

SHARES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Our directors, key management, executives, senior employees and our largest shareholder, Goldcorp, had agreed to refrain from selling Shares until June 8, 2012. See “General Development of Our Business – The Transaction Agreement and the Shareholders’ Agreement”. As of June 8, 2012, all such restrictions on transfer ceased to have effect.

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Annual Information Form for the Year Ended December 31, 2012

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our directors and executive officers. The term of office for the Directors expires as of the Company’s Annual General Meeting which will be held on May 10, 2012.

DIRECTORS
Name and Municipality of Residence	Position(s) with the Company	Date of Appointment	Principal Occupation
C. KEVIN MCARTHUR(4) Reno, Nevada, United States	President, Chief Executive Officer and Director	10-Nov-09	President and Chief Executive Officer of the Company.
A. DAN ROVIG Reno, Nevada, United States	Director and Chair	8-Jun-10	Independent consultant.
LORNE B. ANDERSON(1) (2) (3) Surrey, British Columbia, Canada	Director	14-Apr-10	Independent financial consultant.
PAUL B. SWEENEY(1) (3) Surrey, British Columbia, Canada	Director	14-Apr-10	Independent business consultant.
JAMES S. VOORHEES(2) (4) Reno, Nevada, United States	Director	14-Apr-10	Independent director.
JOHN P. BELL(2) (4) Vancouver, British Columbia, Canada	Director	8-Jun-10	Independent director.
KENNETH F. WILLIAMSON(1)(3) Dwight, Ontario, Canada	Director	8-Jun-10	Independent director.
TANYA JAKUSCONEK(3) (4) Toronto, Ontario, Canada	Director	2-May-11	Senior Gold Research Analyst for Scotia Bank.

EXECUTIVE OFFICERS
Name and Municipality of Residence	Position(s) with the Company	Date of Appointment	Principal Occupation
RONALD W. CLAYTON Reno, Nevada, United States	Executive Vice President and Chief Operating Officer	1-Apr-10	Executive Vice President and Chief Operating Officer of the Company.
JAIME MONDRAGÓN Reno, Nevada, United States	Vice President and Chief Financial Officer	1-Mar-10	Vice President and Chief Financial Officer of the Company.
BRIAN BRODSKY Reno, Nevada, United States	Vice President, Exploration	1-Jun-10	Vice President, Exploration of the Company.
EDIE HOFMEISTER Reno, Nevada, United States	Vice President, General Counsel and Corporate Secretary	1-Feb-10	Corporate Secretary and General Counsel of the Company.

Member of:
(1)	Audit Committee.
(2)	Corporate Governance and Nominating Committee
(3)	Compensation Committee
(4)	Health, Safety, Environment and Community Committee

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Annual Information Form for the Year Ended December 31, 2012

The principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

C. Kevin McArthur, President, Chief Executive Officer and Director. Mr. McArthur was appointed President and Chief Executive Officer on November 10, 2009. He is currently a Director of Pembrook Mining Company (private company). He was President, Chief Executive Officer and a director of Goldcorp from November 15, 2006 until his retirement on December 31, 2008. He was President and Chief Executive Officer of Glamis Gold Ltd. from January 1, 1998 and served in a variety of management positions with Glamis since 1988. Prior to working with Glamis, Mr. McArthur held various operating and engineering positions with BP Minerals and Homestake Mining Company. He holds a B.S. in Mining Engineering from the University of Nevada.

A. Dan Rovig, Director and Chair of the Board. Mr. Rovig has been a director of Goldcorp since November 2006. He was a director and Chairman of the Board of Glamis Gold Ltd. from November 1998 to November 2006. Prior to November 1998, Mr. Rovig served first as President of Glamis from September 1988 until his appointment as a director, and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. He holds a B.S. degree in Mining Engineering and a M.S. degree in Mineral Dressing Engineering from Montana College of Mineral Science and Technology. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada.

Lorne B. Anderson, Director. Mr. Anderson is a Chartered Accountant. He was the Chief Financial Officer of Tyhee Gold Corporation from May of 2005 until January 16, 2012. He is a director and the Audit Committee Chairman for Selwyn Resources Ltd. He has been an Independent Financial Consultant to the minerals industry since 1998. Since 1998 he has served on the Boards of several mineral companies listed on the TSX Venture Exchange. From 1988 to 1998 Mr. Anderson was the Chief Financial Officer and Treasurer of Glamis Gold Ltd. He has over twenty years of experience in the mining industry, during which time he has been involved with administration, both equity and bank financings, and investor relations programs.

Paul B. Sweeney, Director. Mr. Sweeney has been an independent business consultant since May 2011. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years’ experience in financial management of mining and renewable energy companies.

James S. Voorhees, Director. Mr. Voorhees has been an independent consultant since 2007. Currently Mr. Voorhees is a director of Cloud Peak Energy. From 2005 to 2006 Mr. Voorhees was Executive Vice President and Chief Operating Officer of Glamis Gold Ltd. and from 1999 to 2005 he was Vice President Operations and Chief Operating Officer of Glamis Gold Ltd. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.

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Annual Information Form for the Year Ended December 31, 2012

John P. Bell, Director. John P. Bell is a former Canadian diplomat when he served as Ambassador to Cote d’Ivoire, Brazil, and High Commissioner to Malaysia. He also served as Canada’s Chief Negotiator to the Rio Earth Summit ( the United Nations Conference on Environment and Development) . He was a Chief Federal Negotiator for Canadian Department of Indian and Northern Affairs from 1998-2006 .He is currently a director of Goldcorp, and of the Canadian Network for International Surgery (CNIS). He holds a Bachelor of Commerce degree and an Honorary Doctorate of Laws degree from the University of British Columbia.

Kenneth F. Williamson, Director. Mr. Williamson has been a director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a director of Glamis Gold Ltd. from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was chairman of the board of BlackRock Ventures until it was acquired by Shell Canada in 2006. Currently he is a director of Uranium One Inc. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

Tanya Jakusconek, Director. Ms. Jakusconek is a Senior Gold Research Analyst who has covered large and mid-tier North American producers since 1991. She began her investment career at RBC Dominion Securities, and then worked at BBN James Capel and National Bank Financial before moving to Scotiabank in 2011. She earned a B. Sc (Honours) in Geology and an M.Sc Applied (MINEX Program), both from McGill University in Montreal.

Ronald W. Clayton, Executive Vice President, Chief Operating Officer. Mr. Clayton was appointed Vice President and Chief Operating Officer of the Company on April 1, 2010. Mr. Clayton has extensive experience in development and operation of underground silver mines as well as operations in Latin America. Prior to joining the Company, Mr. Clayton was Senior Vice President of Operations and General Manager of several underground precious metal mines over a twenty year career with Hecla Mining Company. Mr. Clayton was also Vice President –Operations for Stillwater Mining Company from 2000 to 2002 and held various production, engineering and management positions with the Climax Molybdenum Company and Homestake Mining Company from 1976 to 1987. Mr. Clayton holds a B.S. in Mining Engineering from Colorado School of Mines.

Jaime Mondragón, Vice President and Chief Financial Officer. Mr. Mondragón was appointed Vice President and Chief Financial Officer of the Company on March 1, 2010. Previously, Mr. Mondragón served as Director of Finance at Minefinders Corporation from August 2007 to March 2010. Prior to that, he was Controller at Goldcorp’s Peñasquito project located in Mexico and served as Controller for Glamis at various operations in Mexico, Guatemala and Honduras. He has also been Controller for Hecla Mining Company mines in Venezuela and Mexico. Before going into mining, Mr. Mondragón worked in public accounting with KPMG LLP as a senior manager in both Audit and Tax. He graduated from the University of Baja California as a certified “Contador Publico” and has certificates in advanced studies in tax from Universidad Panamericana in Mexico City and the Universidad de Sonora in Hermosillo, Mexico.

Brian Brodsky, Vice President, Exploration. Brian Brodsky, Vice President, Exploration. Mr. Brodsky was appointed Vice President of Exploration of the Company and began work for us on June 1, 2010. Mr. Brodsky is an economic geologist with over 35 years of precious metals exploration experience. He worked for Goldcorp and its predecessor Glamis Gold from 2003 to 2010 as Exploration Manager, overseeing regional studies and detailed property assessments throughout Guatemala. His team was instrumental in the exploration and development of the Marlin Mine and Cerro Blanco gold-silver deposit as well as the grass-roots discovery and definition of the Escobal Vein. In early 2010 Mr. Brodsky was appointed to the position of Director of Exploration for the U.S. and Latin America for Goldcorp. Prior to joining Glamis/Goldcorp, Mr. Brodsky explored gold-silver, base metals and uranium deposits in various geologic environments throughout the United States, Peru and West Africa for Rio Algom Ltd., Cordex, Cruson & Pansze. He holds a B.S. in Geology from the University of Nevada.

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Annual Information Form for the Year Ended December 31, 2012

Edie Hofmeister, Vice President, Corporate Secretary and General Counsel. Ms. Hofmeister was appointed Corporate Secretary and General Counsel of the Company on February 1, 2010 and Vice President, General Counsel on March 2, 2011. Prior to that, she served as corporate counsel, and then General Counsel to a $2-billion bankruptcy Trust from 2004-2006 in Reno, Nevada. From 1994 to 2001 she worked as an attorney at Brobeck, Phleger and Harrison LLP where she acted as senior litigation counsel to Exxon/Mobil, Shell and Imperial Oil Canada in complex environmental coverage cases. Since 2007 she has worked with indigenous groups in developing nations to promote reforestation and sustainable community programs. Ms. Hofmeister holds a B.A. from the University of California Los Angeles, an M.A. in International Studies from the University of Notre Dame, and a J.D. from the University of San Francisco School of Law.

As of the date hereof, our directors, executive officers and employees, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 5,681,558 vested Shares, representing approximately 3.90% of the issued Shares before giving effect to the exercise of share purchase options and the receipt of Shares issuable pursuant to Deferred or Restricted Share Awards. The directors, executive officers and employees, as a group, held 333,000 Deferred Share Awards and 3,119,793 Options.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company that would affect material control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John P. Bell who ceased to be a director of JER Envirotech International Corp. (“JER”) within one year of the date JER ceased to do business, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

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Annual Information Form for the Year Ended December 31, 2012

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

To the best of the Company’s knowledge there are no known existing or potential material conflicts of interest among the Company and the Company’s directors, officers or other members of management, as a result of their outside business interests except that certain of our directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such companies. In the event of such a conflict of interest, the Company will follow the requirements and procedures of applicable corporate and securities legislation and applicable exchange policies, including the relevant provisions of the BCA. See “Description of Our Business – Risk Factors – Risks Relating to Our Business –Conflicts of Interest”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of our directors, executive officers or any shareholder who beneficially owns or controls or directs, directly or indirectly, more than 10% of the issued Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to affect the Company, except for the acquisition by us of the Escobal Project Assets from the Vendors (Goldcorp) (see “General Development of Our Business”) and the purchase by Goldcorp of 10,285,692 shares sold under our public offering of Shares on December 23, 2010 for gross proceeds of Cdn$145,028,257.

TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for the Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

There are no material contracts which we have entered into within the financial year ended December 31, 2012.

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Annual Information Form for the Year Ended December 31, 2012

INTERESTS OF EXPERTS

The Qualified Person and Principal author for the Escobal Preliminary Economic Assessment is Conrad Huss, P.E., of M3. The Qualified Person for such report responsible for the review of the civil and environmental controls for the Escobal Project was Daniel Roth, P.E., of M3. The Qualified Person for such report responsible for the review of the metallurgical testing and flow sheets for the Escobal Project was Thomas L. Drielick, P.E., of M3. All M3 personnel who worked on the report were supervised by Conrad Huss. The Qualified Person for the Escobal Economic Preliminary Assessment responsible for the review of the drilling, sampling method, sample preparation and analysis and data verification, and for the preparation of the Mineral Resource estimate described in the Escobal Economic Preliminary Assessment was Paul Tietz, C.P.G., of Mine Development Associates, an independent mining consulting firm.

The Company believes that at the date hereof, each of the authors of the Escobal Preliminary Economic Assessment and the employees and partners, as applicable, of M3 and Mine Development Associates, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

The independent auditors of the Company are Deloitte LLP. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Selected audited consolidated financial information for the year ended December 31, 2012 is as follows:

	2012	2011	2010
Revenues	$-	$-	$-
Net (Loss)	$(93,453)	$(69,166)	$(8,010)
Net Earnings (Loss) Per Share
Basic	$(0.65)	$(0.48)	$(0.12)
Diluted	$(0.65)	$(0.48)	$(0.12)
Cash and Short-Term Investments	$164,561	$349,837	$436,463
Total Assets	$852,943	$922,005	$958,120
Total Liabilities	$21,646	$10,351	$3,061
Total Shareholders’ Equity	$831,297	$911,654	$955,059
(1) In thousands, except per share amounts.

Further discussion of the Company’s financial results is contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012.

ADDITIONAL CORPORATE AND FINANCIAL INFORMATION

Additional information relating to the Company, including additional financial information contained in the audited financial statements and the Management Discussion and Analysis for the year ended December 31, 2012, and directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans contained in the Company’s Management Information Circular dated March 7, 2013, can be found on SEDAR at www.sedar.com or on the Company’s website at www.tahoeresourcesinc.com.

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Annual Information Form for the Year Ended December 31, 2012

INFORMATION CONCERNING THE COMPANY’S
AUDIT COMMITTEE AND EXTERNAL AUDITOR

THE AUDIT COMMITTEE’S DUTIES AND CHARTER

The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of the audit procedures, recommends the appointment of independent auditors, reviews and approves professional services to be rendered by them and reviews fees for audit services. The Audit Committee meets with the Company’s auditors without management being present to discuss the various aspects of the Company’s financial statements and the independent audit.

On April 20, 2010, the Board adopted a charter for the Audit Committee to follow in carrying out its audit and financial review functions. This charter is appended hereto as Appendix A.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is currently composed of three directors: Paul Sweeney (Chairman), Lorne Anderson and Kenneth Williamson. Each of these individuals is “independent” and financially literate within the meaning of National Instrument 52-110 of the Canadian Securities Administrators.

RELEVANT EDUCATION AND EXPERIENCE

All Audit Committee members have significant management experience in the mining, securities or investment banking industry as well as extensive continuing financial education. Details regarding the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Mr. Sweeney has been an independent business consultant since May 2011. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years’ experience in financial management of mining and renewable energy companies.

Mr. Anderson is a Chartered Accountant. He was the Chief Financial Officer of Tyhee Gold Corporation from May of 2005 until January 16, 2012. He is a director and the Audit Committee Chairman for Selwyn Resources Ltd. He has been an Independent Financial Consultant to the minerals industry since 1998. From 1988 to 1998 Mr. Anderson was the Chief Financial Officer and Treasurer of Glamis Gold Ltd. He has over twenty years of experience in the mining industry, during which time he has been involved with administration, both equity and bank financings, and investor relations programs.

Mr. Williamson has been a director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a director of Glamis Gold Ltd. from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was chairman of the board of BlackRock Ventures until it was acquired by Shell Canada in 2006. Currently he is a director of Uranium One Inc. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

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Annual Information Form for the Year Ended December 31, 2012

PRE-APPROVAL POLICIES AND PROCEDURES

We have not adopted specific policies and procedures for the engagement of non-audit services, however, the Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a general policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

EXTERNAL AUDITOR SERVICE FEES

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by Deloitte LLP and KPMG LLP to ensure auditor independence. The following table sets out the aggregate fees billed for services performed during the year ended December 31, 2012 for the category of fees described:

Financial Period	Audit Fees(1) (Cdn$)	Audit Related Fees(2)	Tax Fees(3) (Cdn$)	All Other Fees(4) (Cdn$)
Jan. 1 – Dec. 31, 2012	$190,000	$ -	$130,438	$106,057
Jan. 1 - Dec. 31, 2011	$117,534	$ -	$87,230	$40,950

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

Audit related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above. These audit-related services include accounting consultations on proposed and completed transactions, services performed in connection with the Company’s listing on the NYSE.

(3)

“Tax Fees” includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, transfer price management, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities. All tax services are provided by KPMG

(4)

“All Other Fees” include services related to Canadian indirect tax issues, Directors, stock based compensation, company reorganization, and the implementation of Sarbanes-Oxley compliance programs made necessary by the Company’s listing on the NYSE.

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Annual Information Form for the Year Ended December 31, 2012

APPENDIX A – TAHOE RESOURCES

SECOND AMENDED AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee (the “Committee”) is a committee appointed by the Board of Directors (the “Board”) of Tahoe Resources Inc. (the “Corporation”). The Committee is established to fulfill applicable reporting issuer obligations respecting audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to:

  oversee the integrity of the Corporation’s financial statements and financial reporting process, including the audit process and the Corporation’s internal accounting controls and procedures and compliance with related legal and regulatory requirements;

  oversee the qualifications, independence, appointment and compensation of the external auditor;

  oversee the work of the Corporation's financial management and external auditor in these areas; and

  provide an open avenue of communication between the external auditor, the Board and senior officers (“Management”).

In addition, the Committee shall prepare, if required, an audit committee report for inclusion in the Corporation’s annual management proxy circular, in accordance with applicable rules and regulations.

The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members (i) to plan or conduct audits, (ii) to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles or (iii) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee and its Chair are members of the Board of the Corporation, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day-to-day operations or performance of such activities.

Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations.

The external auditor are responsible for planning and carrying out an audit of the Corporation’s annual financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.

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Annual Information Form for the Year Ended December 31, 2012

COMPOSITION AND PROCEDURES

Composition – The Committee shall be comprised of at least three members. None of the members of the Committee shall be an officer or employee of the Corporation or any of its subsidiaries and each member of the Committee shall be an “independent” director (as such term is defined from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Corporation’s securities are listed for trading) and none of the members shall have participated in the preparation of the financial statements of the Corporation or any current subsidiaries of the Corporation at any time over the past three years.

All members of the Committee must be “financially literate” (as that term is defined from time to time under the requirements or guidelines for audit committee service under securities laws and the rules of any stock exchange on which the Corporation's securities are listed for trading or if it is not so defined as that term is interpreted by the Board in its business judgment) or must become financially literate within a reasonable period of time after their appointment to the Committee.

Service on Multiple Audit Committees – If a Committee member serves on the audit committees of more than four reporting issuers or public corporations, including the Corporation, the Board must determine that such service would not impair the ability of the member to effectively serve on the Committee and disclose such determination in the annual proxy circular.

Meetings – The Committee shall meet regularly at times necessary to perform the duties described herein in a timely manner, but not less than four times a year and at any time the Corporation proposes to issue a press release with its quarterly or annual earnings information. Meetings may be held in person or by telephone and at any time deemed appropriate by the Committee.

Separate Executive Meetings – The Committee shall meet periodically in separate executive sessions with Management (including the Chief Financial Officer), and the external auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Committee deem appropriate. The Committee may request any officer or employee of the Corporation or the Corporation’s outside counsel or external auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The external auditor will have direct access to the Committee at their own initiative.

Professional Assistance – The Committee may require the external auditor to perform such supplemental reviews or audits as the Committee may deem desirable. In addition, the Committee may retain such special legal, accounting, financial or other consultants as the Committee may determine to be necessary to carry out the Committee’s duties at the Corporation’s expense. Without limiting the foregoing, the Corporation shall provide appropriate funding, as determined by the Committee, for payment of such ordinary administrative expenses of the Committee as are necessary or appropriate in carrying out its duties.

Reliance – Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by Management and the external auditor as to any information technology, internal audit and other non-audit services provided by the external auditor to the Corporation and its subsidiaries.

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Annual Information Form for the Year Ended December 31, 2012

Reporting to the Board – The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

RESPONSIBILITIES OF THE COMMITTEE

Approval of Terms of Engagement of the External Auditor – The Committee shall make recommendations to the holders of the common shares of the Corporation (the “shareholders”) on the appointment or reappointment of the external auditor of the Corporation at each meeting of shareholders where such action is being taken (with such recommendation to be reflected in the proxy circular to be furnished to the shareholders in connection with each such meeting of shareholders), and shall have authority to terminate the appointment of the external auditor. The Committee shall approve in advance the terms of engagement and the compensation to be paid by the Corporation to the external auditor. The Committee shall approve in advance all non-audit services to be provided to the Corporation and its affiliates by the external auditor.

Review of Independence – The Committee shall review the independence of the external auditor and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditor.

Auditor Reports – The Committee shall require the external auditor to provide to the Committee, and the Committee shall review and discuss with the external auditor, all reports which the external auditor are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the auditor, and any other reports which the Committee may require.

Hiring Former Employees of the Auditor – The Committee must review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor.

Oversight and Monitoring of Audits – As required by section 2.2 of National Instrument 52110, Audit Committees, as adopted by the Canadian Securities Administrators, the Corporation shall require the external auditor to report directly to the Committee. The Committee shall review with the external auditor the audit function generally, the audit procedures to be used and the timing and estimated budgets of the audits. The Committee shall discuss with the external auditor any difficulties or disputes that arose with Management during the course of the audit and the adequacy of Management’s responses in correcting audit related deficiencies and the Committee shall take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

Oversight and Review of Accounting Principles and Practices – The Committee shall, as it deems necessary, oversee, review and discuss with Management and the external auditor:

  the quality, appropriateness and acceptability of the Corporation’s accounting principles and practices used in its financial reporting, changes in the Corporation’s accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;
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Annual Information Form for the Year Ended December 31, 2012

  all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by Management from an independent auditor with respect to the accounting treatment of a particular item;

  any material change to the Corporation’s auditing and accounting principles and practices as recommended by Management, the external auditor or the internal auditor or which may result from proposed changes to applicable generally accepted accounting principles;

  the effect of regulatory and accounting initiatives on the Corporation’s financial statements and other financial disclosures;

  any reserves, accruals, provisions, estimates or Management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of the Corporation;

  the use of special purpose entities and the business purpose and economic effect of off- balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Corporation and their impact on the reported financial results of the Corporation;

  any legal matter, claim or contingency that could have a significant impact on the financial statements, the Corporation’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Corporation’s financial statements;

  the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation’s operations;

  the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles; and

  Management’s determination of asset impairment, if any, as required by applicable accounting standards.

Disagreement Between Management and the External Auditor – The Committee shall review and resolve disagreements between Management and the external and internal auditor regarding financial reporting or the application of any accounting principles or practices.

Oversight and Monitoring of Internal Controls – The Committee shall, as it deems necessary, exercise oversight of, review and discuss with Management and the external auditor:

  the adequacy and effectiveness of the Corporation’s internal accounting and financial controls and their recommendations for the improvement of accounting practices and internal controls;
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Annual Information Form for the Year Ended December 31, 2012

  any material weaknesses in the internal control environment, including with respect to computerized information system controls and security; and

  Management’s compliance with the Corporation’s processes, procedures and internal controls.

Dealing With Accounting Complaints – The Committee shall establish and monitor procedures for the receipt and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or audit matters and the submission, anonymously or otherwise, by employees of concerns regarding questionable accounting or auditing matters and shall review periodically with Management these procedures and any significant complaints received.

Oversight and Monitoring of the Corporation’s Financial Disclosures – The Committee shall:

  review with the auditor and Management, and recommend to the Board for approval, the audited financial statements and the notes and Managements’ Discussion and Analysis accompanying such financial statements, the Corporation’s annual report and any financial information of the Corporation contained in any prospectus or information circular of the Corporation;

  review with the auditor and Management, and recommend to the Board for approval, each set of interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements and any other disclosure documents or regulatory filings of the Corporation containing or accompanying financial information of the Corporation;

  prior to their distribution, discuss earnings press releases with Management on a quarterly basis, and discuss financial information from time to time provided to analysts and ratings agencies, it being understood that such discussions may be done generally (by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each instance in which the Corporation gives financial information; and

  The Committee shall review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditor.

Oversight of Risks – The Committee shall meet periodically with Management to review:

  the Corporation’s major financial risk exposures and the policy steps Management has taken to monitor and control such exposures, including the use of financial derivatives and hedging activities; and

  the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.

REVIEW OF THIS CHARTER AND PERFORMANCE OF THE COMMITTEE

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board.

The performance of the Committee shall be evaluated with reference to this Charter annually.

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